
DIVISION OF
CORPORATION FINANCE
07050025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-12-07

March 19, 2007

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2007

Re: Ford Motor Company
Incoming letter dated January 12, 2007

Dear Mr. Sherry:

This is in response to your letter dated January 12, 2007 concerning the shareholder proposal submitted to Ford by Linda Joanette. We also have received a letter on the proponent's behalf dated March 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Linda Joanette
6523 Ridgeview Drive
Clarkston, MI 48346

37996




Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Ms. Linda Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Ms. Linda Joanette (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal that "demands" that the Board of Directors appoint an independent legal advisory commission to investigate alleged security law violations (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.

- The Proposal is excludable under Rule 14a-8(i)(2) because its implementation would violate Delaware law.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal demands that the Board appoint an independent legal advisory commission to investigate potential security law violations relating to the implementation of the Company's Value Enhancement Plan that was approved by shareholders in August 2000. Pursuant to a long line of previous No Action Letters, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from Ford's 2007 Proxy Materials as it requests the Company to investigate matters that could be the subject of litigation. Indeed, the Proposal's supporting statement makes several claims of fraud and conspiracy to commit fraud.

Every company's management has a basic responsibility to protect the company's interests against litigation. A shareholder proposal that interferes with this obligation is inappropriate. Shareholders do not posses the necessary expertise to advise management on complex legal issues. For this reason, the Staff has acknowledged that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under Rule 14a-8(i)(7). *See Johnson & Johnson* (February 24, 2006) (exclusion allowed where proposal requested formation of a Scientific Integrity Committee to assure research integrity and detect misconduct) and *ConocoPhillips* (February 23, 2006) (exclusion allowed where proposal required the board to investigate, independent of in-house legal counsel, all potential legal liabilities alleged by proponent).

Additionally, the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's legal compliance program. The Company is subject to numerous laws, rules, and regulations for which it has the responsibility to ensure compliance. The

Company has established various processes and procedures to detect fraud and has implemented processes by which employees and others may report suspected fraudulent conduct to appropriate Company officials. Shareholders do not possess the expertise to advise management on legal compliance programs. The Staff has consistently concurred in the omission of similar proposals as being part of a company's ordinary business. *See Monsanto Company* (November 3, 2005) (exclusion allowed where proposal requested the board to establish an ethics oversight committee to insure compliance with federal, state, and local laws, rules, and regulations); *Humana Inc.* (February 25, 1998) (exclusion allowed where proposal requested the board to oversee an "anti-fraud compliance committee"); *Hudson United Bancorp* (January 24, 2003) (exclusion allowed where a proposal requested the board appoint a committee to investigate possible corporate misconduct); and *General Electric Co.* (January 4, 2005) (exclusion allowed where proposal requested a report detailing the company's television stations' activities to meet public interest obligations as relating to the company's ordinary business, i.e., compliance with FCC regulations). Accordingly, the Proposal deals with the ordinary business operations of the Company and is, therefore, excludable pursuant to Rule 14a-8(i)(7).

The Proposal clearly concerns matters related to the ordinary business of the Company – Company litigation strategy and compliance programs. Moreover, the Proposal does not implicate any social or other policy issue that could mandate its inclusion in the Proxy Materials.

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has regularly permitted companies to omit proposals from their proxy materials on the grounds that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes were cast. *See, e.g., Bank of America Corporation* (February 17, 2006) (concurring in exclusion of a proposal limiting the compensation of directors as vague and ambiguous); *Organogenesis, Inc.* (April 2, 1999) (concurring in exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous) and *AnnTaylor Stores Corporation* (January 12, 2001) (concurring in exclusion of proposal that would have committed the company to full implementation of human rights standards and a program to monitor compliance).

The Proposal is vague, ambiguous and susceptible of various interpretations. The Proposal demands that the Board appoint an "independent" legal advisory commission to investigate alleged security law violations related to the Company's Value Enhancement Plan approved by shareholders in August 2000. The Proposal is ambiguous because it does not describe what is meant by the phrase "independent legal advisory commission." Does this mean that the Board should appoint certain independent directors to conduct a legal review of the VEP? Does it mean that the Board should appoint a legal commission made up of outside counsel? Does it mean that the legal commission should operate independent of Board oversight? If so, to whom would the independent legal commission provide advice?

Furthermore, what advice would the independent commission be giving? If the independent commission would operate independent of Board oversight, who would pay the legal fees of such an investigation and how would a budget for the investigation be established? Would the independent legal advisory commission provide advice only on whether or not security law violations occurred? The list of open questions related to the implementation of the Proposal is endless.

It is evident that the Proposal is so vague and ambiguous that the Board would not know with reasonable certainty how to implement the Proposal if adopted. Additionally, shareholders would not know with reasonable certainty what action they are demanding the Board take. These ambiguities render the Proposal so confusing and uncertain that neither shareholders nor the Board can be expected to have a common understanding of its mechanics or implications. For these reasons, the Proposal is the kind of "inherently vague and indefinite" proposal the Staff has found properly excludable under Rule 14a-8(i)(3).

The Proposal Is Not A Proper Subject For Action By Shareholders Under Delaware Law

Rule 14a-8(i)(1) authorizes the omission of a proposal if it is not a proper subject for action by shareholders under the law of the jurisdiction of the company's organization. Under the laws of the state of Delaware, Ford's state of incorporation, the Proposal is not a proper subject for action by shareholders because the Proposal is phrased as a demand to the Board rather than as a precatory proposal recommending Board action. Specifically, the Proposal states that "[a]doption *demands* the Board of Directors appoint an independent legal advisory commission to investigate Security Law violations associated with VEP" (emphasis added).

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation ... shall be managed by or under the direction of the board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Because the Proposal would demand, rather than request, the Board to take certain action if it were approved by the shareholders of the Company, it appears to represent an effort to regulate directly the manner in which the company conducts its business and affairs. The Proposal, therefore, is impermissible under Section 141(a) of the DGCL. We have attached an opinion from the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP that supports our position.

The Staff has consistently granted no-action relief to Delaware corporations under Rule 14a-8(i)(1) where a shareholder proposal mandates action that, under state law, falls within the powers of the board of directors. *See American International Group, Inc.* (Publicly Available March 12, 1999) (exclusion allowed where the shareholder proposal was "phrased as a demand on the Company and its Board of Directors [making it] mandatory rather than precatory"); *CVS Corporation* (Publicly Available December 15, 1998) (exclusion allowed because shareholder proposal "[sought] to mandate action on matters that, under state law, fall within the management powers of a company's board of directors"); *The Boeing Company* (Publicly Available February 25, 1997) (exclusion allowed because a shareholder proposal "mandating or directing board action is inconsistent with the discretionary authority granted to a board of directors [under state law]"); *see also*

Triple-S Management Corporation (Publicly Available March 10, 2006) (exclusion allowed by a Puerto Rico corporation because the shareholder proposal "as a demand and not a precatory proposal, by-passes the function of the Corporation's Board of Directors"); *General Electric Company* (Publicly Available January 27, 2004) (exclusion allowed by a New York corporation where the shareholder proposal was "cast as a demand to the Board rather than as a precatory proposal").

The Proposal Violates Delaware Law

Rule 14a-8(i)(2) permits a company to omit a proposal if the proposal, if implemented, would cause the company to violate state law. Implementation of the Proposal would violate Delaware law by creating an independent legal advisory commission (the "Advisory Commission"). Although the details of the Proposal are unclear, the Advisory Commission, as an independent body, apparently would act without the direction or supervision of the Board. The establishment and operation of the Advisory Commission, therefore, would violate Section 141(a) of the DGCL, which authorizes only the board of directors to manage or direct the management of the business and affairs of the corporation, including deciding whether to pursue litigation on behalf of the company. Because implementation of the Proposal would violate Delaware law, the Proposal may be excluded under Rule 14a-8(i)(2). We have attached an opinion from the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP that supports our position.

The Staff has previously granted no-action relief to a Delaware corporation where the shareholder proposal demanded the corporation establish a shareholder committee to investigate possible breaches of fiduciary duty by the board of directors and to review the management of the corporation's business and affairs by the directors and officers of the corporation. *See Radiation Care, Inc.* (Publicly Available December 22, 1994).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2007 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2007 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2007 Proxy Materials by sending her a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Ms. Linda Joanette (via Federal Express)

EXHIBIT 1

December 1, 2006

To: Chairman Bill Ford

From: Linda Joanette

Subject: Shareholder Proposal for the 2007 Annual Shareholder's Meeting

Ms. Linda Joanette of 6523 Ridgeview Drive, Clarkston, Michigan 48346, who is the owner of more than $2,000.00 of shares of Ford Common stock informs the Company that she and/or her designee will present the attached proposal at the 2007 Annual Shareholder's Meeting.

This proposal is contained on Page 1 and 2 attached to this cover letter. The proposal contains a total of 499 words (under the 500 word limit).

Also enclosed, is proof of share ownership of more than one year.

Please forward my proposal to the Company's Secretary.

Linda Joanette

Resolved:

Did Chairman Bill Ford and his Board of Directors act **in the best interests** of Common stock shareholders and the Company when they devised, endorsed and recommended that shareholders approve the so-called Value Enhancement Recapitalization Program? Or did they **conspire to fraudulently deceive and swindle their shareholders?** Did Chairman Ford and the Board conspire to not disclose that the true intention of VEP was to "unlock" $20 per share from Class "B" shares paying the Ford family $1.4 billion of Company cash? Did Chairman Ford and his Board deceive unsuspecting shareholders by false pretenses, publicly promising Common stock shareholders that VEP would **"reward our shareholders?"**

On April 14, 2000, the Board issued a press release announcing they had approved a so-called Value Enhancement Program that would **"reward"** shareholders. VEP was designed to distribute $20 cash or new share equivalent for each outstanding share. Old Common and Class "B" shares would be tendered and new shares and/or cash would be issued. To repeat, the Board promised (misled) shareholders that their Recapitalization Plan would "reward" them if approved.

A prominent investment weekly published an article warning investors that VEP was designed to benefit the Ford family by "unlocking" $20 cash from their Class "B" shares. The article stated the Ford family faced huge future Estate Tax liabilities which could force them to sell their Class "B" shares to pay their tax liabilities. If the Ford family was forced to sell their Class "B" shares, they would lose their 40% majority control of the Company. Therefore, VEP was designed to funnel $1.4 billion cash from the Company's Treasury directly into the pockets of the Ford family. VEP accomplished what its planners designed it to do – pay the Ford family $1.4 billion of the Company's valuable cash. The Ford family now has the cash to pay their future tax liabilities, therefore, avoiding selling their Class "B" shares, and maintaining control of the Company.

Three years later, at the urging of an angry knowledgeable shareholder, the Detroit News investigated VEP, concluding it was designed to benefit the Ford family and was an Estate Tax **scheme**, calling it a **"maneuver."** See Mark Truby's June 2, 2003 front page article.

The Ford family's Estate Tax planning aspirations were not disclosed by Chairman Ford nor his Board. The Company is publicly traded and subject to Federal Securities laws. Those laws prohibit misrepresentation, bad faith, swindle, conspiracy to commit fraud, fraud in the inducement, concealment, breach of contract, failing legal duty, false pretenses and failure to fully disclose – all violations that may have been committed by Chairman Ford and his Board.

For Common stock shareholders, there was no **"reward"** as Chairman Ford promised. The stock is $8, and the Company faces insolvency – hardly the promised **"reward."**

Did Chairman Ford violate Federal Securities laws? Considering the state of our Company, an investigation is imperative.

Vote **"FOR"**

Proposal:

Adoption demands the Board of Directors appoint an independent legal advisory commission to investigate Security Law violations associated with VEP.



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 18, 2006

Ms. Linda Joanette
6523 Ridgeview Drive
Clarkston, Michigan 48346

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Ms. Joanette:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated December 1, 2006, which was received on December 6, 2006. You request that the proposal relating to the Board of Directors appointing an independent legal commission to investigate security law violations associated with the Value Enhancement Plan (the "Proposal") be included in the Company's 2007 proxy materials.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company. Additionally, the SEC has stated that brokerage statements like the ones enclosed with the Proposal do not provide sufficient evidence of continuous share ownership. While the Company has accepted brokerage statements evidencing share ownership for employees or retirees in Ford's 401(k) savings plans, we do not accept such evidence from people who do not participate in such plans.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule

13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials. Furthermore, we reserve the right to file a No-Action Letter with the SEC should other substantive grounds for exclusion exist. We will notify you in accordance with SEC rules if we file such a request.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

and security positions of beneficial owners as specified in Exchange Act Rule 14a-13(b), in the possession, or which subsequently comes into the possession, of the registrant; and the names of security holders at a shared address that have consented to delivery of a single copy of proxy materials to a shared address, if the registrant has received written or implied consent in accordance with Exchange Act Rule 14a-3(e)(1). All security holder list information shall be in the form requested by the security holder to the extent that such form is available to the registrant without undue burden or expense. The registrant shall furnish the security holder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals, *provided, however*, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)(1) The requesting security holder shall have the options set forth in paragraph (a)(2) of this section, and the registrant shall have corresponding obligations, if the registrant or general partner or sponsor is soliciting or intends to solicit with respect to:

(i) A proposal that is subject to 13e-3;

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves an entity with securities registered pursuant to Section 12 of the Act; or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act; or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit

security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a

written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific

factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

6523 Ridgeview Dr.
Clarkston, Mi. 48346
December 28, 2006

Dear Mr. Zaremba:

Pursuant to your letter of December 18, 2006, I am furnishing proper documentation that I am the beneficial owner of at least $2,000 in Ford common stock, and that I have continuously held the securities at least one year. I will continue to hold these securities through the date of the next annual shareholder meeting.

Sincerely,

Linda Joanette

Linda Joanette

Enclosures
1) Letter from TD Ameritrade verifying ownership of Ford shares from 1999 to present
2) Account statements: 12-31-04, 5-31-05 and 11-30-06
3) Shareholder Proposal

TD AMERITRADE



1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

December 26th, 2006

Linda Joanette
TOD
6523 Ridgeview Dr
Clarkston, MI 48346

Re Account #: 871-00526 File #: 120214756

Dear Ms. Joanette,

Thank you for your recent inquiry regarding your account with TD AMERITRADE Holding Corp.

Please be advised, that we have researched the historical events of Ford shares within your account and have detailed as follows:

- Original purchase of 300 shares of Ford Motor Co. through Jack White Brokerage that occurred previous to 1999
- As conversion occurred through the purchase of Jack White the 300 shares were then move to Account # 821-63399
- In May 2000, the account number was subsequently changed and assigned to Account # 509-18138
- On 08/09/2000 Ford had an election merger and account was credited an additional 224 shares, a total of 524 shares.
- In December 2004, the 524 shares were moved into Acc# 871-00526 and currently remain in the account.

Please call Client Services at **800-934-4448** if you have any questions regarding this matter.

Sincerely,

Rene Hartford
TD AMERITRADE



Office of the General Counsel
Phone: 313/337-3913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 4, 2007

Ms. Linda Joanette
6523 Ridgeview Drive
Clarkston, Michigan 48346

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Ms. Joanette:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of your letter dated December 28, 2006, which contained sufficient evidence of your ownership of Ford common stock. Please note for future reference that we do not require brokerage account statements. A letter from the broker stating that you have owned at least $2,000 worth of Ford stock for at least one year will suffice. Thank you for your prompt attention to this matter.

As stated in my letter of December 18, 2006, Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 12, 2007

Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Re: **Stockholder Proposal Submitted By Linda Joanette**

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, whether a stockholder proposal (the "Proposal") submitted to Ford Motor Company, a Delaware corporation (the "Company"), by Linda Joanette (the "Proponent"), may be omitted from the Company's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The proposal reads as follows: "Adoption demands the Board of Directors appoint an independent legal advisory commission to investigate Security Law violations associated with VEP."

For the reasons stated below, it is our opinion that the Proposal is not a proper matter for stockholder action and, if implemented, would violate Delaware law, and therefore should be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1) and (2).

A. THE PROPOSAL IS A DEMAND AND NOT PRECATORY AND, THEREFORE, MAY BE EXCLUDED FROM THE PROXY MATERIALS.

In our opinion, the Proposal is not a proper subject for action by stockholders under Delaware law because the Proposal is phrased as a demand to the Board rather than a precatory proposal recommending Board action. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation ... shall be managed by or under the direction of the board of directors, expect as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Because the Proposal would demand, rather than request, the Board to take certain action if it were approved by the stockholders of the Company, it appears to represent an effort to regulate directly the manner in which the Company conducts its business and affairs. The Proposal, therefore, is impermissible under Section 141(a) of the DGCL.

B. THE ESTABLISHMENT AND FUNCTION OF AN INDEPENDENT LEGAL ADVISORY COMMISSION WOULD VIOLATE DELAWARE LAW BECAUSE THE COMMISSION WOULD NOT BE SUBJECT TO THE DIRECTION OR SUPERVISION OF THE BOARD OF DIRECTORS.

The Proposal does not suggest that the independent legal advisory commission (the "Advisory Commission") would be subject to Board oversight. The establishment of a body to play such an investigative role on behalf of the Company without Board oversight would violate Delaware law, which provides that a corporation must be managed by or under the direction of its board of directors. The Supreme Court of Delaware has made it clear that Section 141(a) of the DGCL grants directors the full power to manage or direct the management of Delaware corporations:

> The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.

Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984). *See Zapata Corp. v. Maldonado*, 430 A.2d 779, 782 (Del. 1981) ("This statute [Section 141] is the fount of directorial powers."); *see also Polk v. Good*, 507 A.2d 531, 536 (Del. 1986) ("Under Delaware law the business and affairs of a corporation are managed by and under the direction of its board of directors."); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del. C. § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

The Delaware Supreme Court has been clear in its statements that the buck stops with the directors. *See Ivanhoe Partners v. Newmont Mining Corp.*, 535 A.2d 1334, 1341 (Del. 1987) ("Board of Directors has the ultimate responsibility for managing the business and affairs of a corporation."); *Mills Acquisition Corp. v. MacMillan, Inc.*, 559 A.2d 1261, 1280 (Del. 1989) (same). There is no place in the legal and statutory framework for a body that is not subject to board oversight.

Thus, arrangements that take away the directors' power to manage the corporation violate Delaware law:

> [T]his Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their best judgment on management matters.

Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979) (quoting *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957)), *aff'd sub nom.*, 415 A.2d 1068. In *Abercrombie*, the Court found that an agreement that had the effect of removing management power from directors illegally restrained the directors' power to manage the company:

> Because it tends to limit in a substantial way the freedom of director decisions on matters of management policy it violates the duty of each director to exercise his own best judgment on matters coming before the board.... A director-agent might here feel bound to honor a decision rendered under the agreement even though it was contrary to its own best judgment.

Abercrombie, 123 A.2d at 899; *see also Field v. Carlisle Corp.*, 68 A.2d 817 (Del. Ch. 1949) (stock issuance enjoined where directors improperly delegated valuation of consideration); *Clark Memorial College v. Monaghan Land Co.*, 257 A.2d 234 (Del. Ch. 1969) (board prohibited from delegating to officers task of fixing terms and conditions of sale of all or substantially all of the corporation's assets).

These principles have been applied in several more recent cases in which the Delaware courts have confirmed that a board of directors must retain ultimate control over the management of the business and affairs of the corporation. In *In re Bally's Grand Derivative Litig.*, 1997 WL 305803 (Del. Ch. 1997), the board of Bally's Grand contracted out the management of the company's only material business (a casino hotel) to a related entity. The agreement gave the managing entity "uninterrupted control of and responsibility for the operation" of the casino, subject to the Grand board's right to terminate the contract "if [it] determines, based upon the written opinion of counsel, that in the exercise of the board's fiduciary duties under applicable law it is necessary and in the best interests of Grand to terminate the agreement." *Id.* at *2. Then-Vice Chancellor Jacobs (now Justice Jacobs, a member of the Delaware Supreme Court) refused to dismiss a claim that the agreement constituted an impermissible delegation of directorial power because it was not clear that the board could in fact terminate the agreement and assert its ultimate responsibility to direct the management of the corporation. *See also Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) (finding that a board must retain "the ultimate freedom to direct the strategy and affairs of the corporation".

Moreover, the board's obligation to retain ultimate control over the management of the business and affairs of the corporation is not only a matter of a statutory duty, but also a matter of its fiduciary duties to the corporation and its stockholders. Directors who improperly limit their freedom with respect to managerial duties under Section 141(a) of the DGCL breach the fiduciary duty of care. *See, e.g., Canal Capital Corp. v. French,* 1992 WL 159008, at *3 (Del. Ch. July 2, 1992) ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties . . . under Section 141(a)."); *see also* Rodman Ward, Jr. *et al.* 1 *Folk on the General Corporation Law* § 141.1.3, at GCL-IV-15 (2006-2 Supp.) ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care.").

These principles clearly apply to an investigation such as is called for by the Proponent. In *Zapata Corp. v. Maldonado,* 430 A.2d 779 (Del. 1981), the Delaware Supreme Court found that the good faith decision of a special committee of independent directors made after reasonable investigation to dismiss derivative litigation initiated by a stockholder had to be upheld on the basis that decisions with respect to matters of investigation and litigation lie within the managerial authority of a board of directors pursuant to Section 141(a) of the DGCL. In particular, *Zapata* involved the creation by resolution of the board of directors of Zapata Corporation ("Zapata") of a special committee of Zapata directors to investigate allegations of corporate mismanagement set forth in a derivative complaint filed by a stockholder of Zapata. After concluding that the litigation was not in the best interests of Zapata, the special committee moved to dismiss the complaint, and the Delaware Court of Chancery declined to dismiss the complaint. The Delaware Supreme Court reversed the decision of the Delaware Court of Chancery on the grounds that allowing the litigation to continue over the objections of the directors on the committee was inconsistent with Section 141(a) of the DGCL. The Court stated: "Directors of Delaware corporations derive their managerial decision making power from Section 141(a), which encompasses decisions whether to initiate, or refrain from entering litigation." *Id.* at 782.

Similarly, the Delaware Supreme Court upheld the good faith decision of an independent special committee of directors to dismiss litigation over the objection of stockholders in *Spiegel v. Buntrock*, 571 A.2d 767 (Del. 1990). The Court stated:

> A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. The exercise of this managerial power is tempered by fundamental fiduciary obligations owed by the directors to the corporation and its shareholders. The decision to bring a lawsuit or to refrain from litigating a claim on behalf of a corporation is a decision concerning the management of the corporation. Consequently, such decisions are part of the responsibility of the board of directors. 8 *Del. C.* § 141(a).

Id. at 773; *see also White v. Panic*, 783 A.2d 543, 550 (Del. 2001) ("The board of directors has sole authority to initiate or to refrain from initiating legal actions asserting rights held by the corporation. This authority is subject to the limited exception, defined in Chancery Rule 23.1, permitting stockholders to initiate a derivative suit to enforce unasserted rights of the corporation without the board's approval where they can show either that the board wrongfully refused the plaintiff's pre-suit demand to initiate the suit or, if no demand was made, that such a demand would be a futile gesture and is therefore excused.").

More recently, in *In re Oracle Corp. Derivative Litig.*, 808 A.2d 1206 (Del. Ch. 2002), the Delaware Court of Chancery considered whether a derivative action brought by stockholders of Oracle Corporation ("Oracle"), which alleged that certain officers and/or directors of Oracle had engaged in insider-trading, could be dismissed by the Court upon the request of the stockholder plaintiffs over the objection of a committee of directors that had been appointed to investigate the plaintiffs' allegations. The Court found that dismissing the plaintiffs' action over the objection of the directors who were members of the committee would infringe upon the "ultimate power given to a board of directors under 8 *Del. C.* § 141(a) to determine whether or not a derivative plaintiff's pending suit brought on behalf of the corporation should be maintained when measured against the overall best interests of the corporation." *Id.* at 1213.

These cases make clear that decisions about matters of investigation and litigation are matters committed to the discretion of a corporation's board of directors and cannot be undertaken by a body independent of the directors and not subject to board oversight. Because the Advisory Commission established in the Proposal appears to have investigative power without being subject to any such oversight, it violates the principles clearly established in *Zapata*, *Spiegel*, and *Oracle*.

Moreover, the Advisory Commission mandated by the Proposal would no doubt require funding, but implicit in Section 141(a) is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. *Brehm v. Eisner*, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); *Alessi v. Beracha*, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds).

In that regard, it is not appropriate under the DGCL for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> To grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct. 6, 1987). Here, implementation of the Proposal would require the Company (i.e., the Board) to expend corporate funds to create an independent commission, and that commission would then presumably require the use of corporate funds to proceed with its investigation – entirely without any provision for the control of corporate spending that Delaware law requires a board of directors to exercise.

* * *

For the foregoing reasons, it is our opinion that the Proposal is not a proper subject for stockholder action and, if implemented, would violate Delaware law.

Very truly yours,

Morris, Nichols Arsht & Tunnell

665471

March 8, 2007

SEC Chairman Christopher Cox
Michigan Attorney General Mike Cox
Florida Attorney General Bill McCollum
The Detroit News, Detroit Free Press and Miami Herald

From: Sam Joanette, Ford Motor Company Shareholder

Subject: Linda Joanette's Shareholder Proposal to the 2007 Ford Motor Company Proxy

Reference: My February 15, 2007 letter, Re: Shareholder Proposal and Request for Investigation, similar subject

The purpose of this letter is to request that the SEC approve the attached shareholder proposal offered by Ford Motor Company shareholder Linda Joanette and direct the Ford Motor Company (FoMoCo) to include it in its proxy for the 2007 Annual Meeting of Shareholders.

The attached shareholder proposal is being offered by FoMoCo shareholder Linda Joanette. My name is Sam Joanette. I am also a FoMoCo shareholder and relative of Ms. Joanette. Ms. Joanette has appointed me as her designee to present her proposal at FoMoCo's 2007 shareholder meeting. Ms. Joanette has also authorized me to contact to the SEC and State authorities on her behalf concerning this proposal and request for investigation.

Ms. Joanette's proposal focuses on the following:

- On April 14, 2000, the Ford Motor Company Board of Directors announced a program called the **Value Enhancement Plan.** The Board encouraged Common stock shareholders to approve their plan. Their plan also included a share recapitalization feature. This is a quotation from the Board's announcement: "*Today, we are pleased to announce innovative actions to "__reward__" our shareholders. The Board of Directors has approved a Value Enhancement Plan for shareholders.*"

- The so-called Value Enhancement Plan (VEP) and share recapitalization was not a "**reward**" for Common stock shareholders that the Board promised in its announcement. There was no element of the VEP plan that offered a so-called "**reward**" or **economic benefit** to Common stock shareholders or the Company. I believe that VEP was designed solely as an **estate tax resolution scheme** benefiting the Class 'B' shareholder Ford family. As I have described in the enclosed documents, it was well known at that time, that the Ford family faced major future estate tax liabilities that would likely effect the ownership of their "special" Class 'B' shares. It is the Ford family's Class 'B' shares that give them their voting majority to control the Company. If the Ford family were forced to sell their "special" Class 'B' shares to pay their estate tax liabilities, they would risk losing their control of the Company according to its Articles of Incorporation. I believe that VEP was a scheme devised and endorsed by the Ford Motor Company Board of Directors to "**reward**" **Class 'B' shareholders** to the detriment of Common stock shareholders and the Company.

- The members of the 1999 and 2000 FoMoCo Board of Directors were hand-picked appointees of and beholden to the Ford family. I believe these Directors **conspired** with the Ford family to devise and endorse an estate tax resolution scheme that would benefit the family, whom the Board was beholden to, to the detriment of Common stock shareholders and the Company. The Board's VEP scheme **paid the Ford family members $1.4 billion cash, tax-free**. The Board's scheme cost Common stock shareholders and the Company's treasury (really shareholder's cash) $5.8 billion. There was absolutely no aspect of the VEP/Recapitalization scheme that "**rewarded**" or yielded an **economic benefit** to the Company or Common stock shareholders. The opening post-VEP trade was $26.74. Today, six and one-half years later, Ford Common stock trades at $8. Common stock shareholders are still waiting for the FoMoCo Board of Directors to keep its word and deliver the "**reward**" they promised on April 14, 2000.

- I believe the Board's so-called VEP/Recapitalization scheme was an **intentional deception and swindle** of Common stock shareholders to benefit the Class 'B' shareholder Ford family. This **deceptive swindle** cost Common stock shareholders and the Company $5.8 billion. Today, FoMoCo stands at the door of bankruptcy. The Company's new CEO was forced to mortgage every Company asset to raise enough cash to keep the Company in business for two more years to repair the damage done by the mismanagement of former CEO Chairman Bill Ford. Today, the $5.8 billion that the Board wasted on VEP is the difference between the Company being solvent and bankrupt. Due to the greed of the Ford family, one of America's greatest companies is being destroyed. It is ironic to watch this family destroy their company. Sadly, the lives of more than 50,000 American Ford workers and 220,000 Common stock shareholders are being destroyed, in part, because of the Board's VEP scheme that favored the Ford family's interests.

- The FoMoCo Board, in effect, allowed the Ford family to use the Company's treasury as *their personal* bank to solve their family's estate tax problems. The issue of the Ford family's estate tax problem was never **disclosed** to Common stock shareholders by any member of the Board including Chairman Bill Ford. At the April 14, 2000 announcement, three Ford family members sat on the Company's Board of Directors. Bill Ford was Chairman, and his father William Clay Ford and cousin Edsel Ford were Board members. Their membership on the Board placed them in the position of control. As Board members controlling the chairmanship and with a majority of three seats among their appointees, the three Ford family members had the control to institute a scheme like VEP. I believe that VEP was a **conspiracy to defraud** Common stock shareholders and the Company. I also believe that Chairman Bill Ford, and Board members William Clay Ford and Edsel Ford **failed to disclose** relevant information to Common stock shareholders concerning the true intentions of the VEP/Recapitalization Plan.

Clearly, things have gone badly at Ford Motor Company since Bill Ford became the Company's Chairman in 1999. Ms. Joanette's shareholder proposal challenges a questionable Board approved plan that not only failed to deliver as promised, it has depleted the Company's cash reserves, put the Company at the door of bankruptcy, destroyed shareholders and employees lives and may be a deliberate felonious act. This shareholder proposal deserves open debate and consideration by those who were effected.

If Chairman Bill Ford, his family and their Board of Directors are confident that they acted fairly and in the best interests of all shareholders and the Company, then why do they object to appointing an independent legal advisory commission to investigate their plan? By asking the SEC to omit this shareholder proposal, Chairman Ford is attempting to prevent shareholders from having the opportunity to consider this evidence. Does Chairman Ford and his Board have something to hide? If Chairman Ford and his Board have acted in the best interests of all shareholders, then an independent investigation will indicate this.

Considering the level of devastation that the Company has experienced since Bill Ford became chairman, an open investigation may reveal the cause of what has destroyed shareholder's wealth and 50,000 employees jobs.

I ask the SEC and State authorities to think back just a few short years ago to the Enron and Adelphia scandals. Both companies suffered from mismanagement and violations of Federal Securities laws which eventually destroyed the well-being of their shareholders and employees. It was only through open, impartial investigations of these companies, that the felonious activities of their high-ranking officials were exposed.

Comparing the parallels of Ford Motor Company to Enron and Adelphia are startling. FoMoCo is very likely headed to bankruptcy. Enron and Adelphia became bankrupt. Ford shareholders have been devastated losing about $100 billion under the mismanagement of Chairman Bill Ford. In bankruptcy, Ford Common stock shareholders stand to lose everything they have invested. Ford employee's pension/401k plans are heavily invested in Ford Common stock. These employees would not only lose their jobs, but may also lose their pensions. This is exactly what happened to the Enron and Adelphia employees and shareholders.

I respectfully request that the SEC approve Linda Joanette's shareholder proposal and direct the Ford Motor Company to include it in its proxy vote at the 2007 Annual Shareholder's meeting.

I realize that the SEC is nearing the deadline date concerning approval or omission of shareholder proposals for the 2007 FoMoCo proxy. Due to the importance of this issue, I am asking the SEC to thoroughly consider the implications of this shareholder proposal. Ford Motor Company could be in bankruptcy before the 2008 Annual Shareholder's Meeting. An open, impartial investigation delayed one year may be too late. Please take the appropriate amount of time to consider the facts of VEP and approve an impartial legal investigation

Before it becomes too late, as was the case with Enron and Adelphia, with this letter, I am also asking the Sec and State authorities to open investigations concerning violations of the Federal Securities Acts by the Ford Motor Company Board of Directors, the Ford family and the Board endorsed 2000 Value Enhancement Plan.

Thank you for your consideration.

Linda Joanette
6523 Ridgeview Drive
Clarkston, Michigan, 48346
(248) 342-1053

Sam Joanette
360 Collins Ave.
Suite 202
Miami Beach, Fl. 33139
(786) 525-3566

December 1, 2006

To: Chairman Bill Ford

From: Linda Joanette

Subject: Shareholder Proposal For The 2007 Annual Shareholder's Meeting

Ms Linda Joanette of 6523 Ridgeview Drive, Clarkston Michigan, 48346, who is the owner of more than $2,000.00 of shares of Ford Common stock informs the Company that she and/or her designee will present the attached proposal at the 2007 Annual Shareholder's meeting.

This proposal is contained on Page 1 and Page 2 attached to this cover letter. The proposal contains a total of 499 words (under the 500 word limit).

Also enclosed is proof of share ownership of more than one year.

Please forward my proposal to the Company's Secretary.

Resolved:

Did Chairman Bill Ford and his Board of Directors act **in the best interests** of Common stock shareholders and the Company when they devised, endorsed and recommended that shareholders approve the so-called Value Enhancement Recapitalization Program? Or did they **conspire to fraudulently deceive, and swindle their shareholders**? Did Chairman Ford and the Board conspire to not disclose that the true intention of VEP was to "unlock" $20 per share from Class 'B' shares paying the Ford family $1.4 billion of Company cash? Did Chairman Ford and his Board deceive unsuspecting shareholders by false pretenses, publicly promising Common stock shareholders that VEP would "**reward our shareholders**?"

On April 14, 2000, the Board issued a press release announcing they had approved a so-called Value Enhancement Program that would "**reward**" shareholders. VEP was designed to distribute $20 cash or new share equivalent for each outstanding share. Old Common and Class 'B' shares would be tendered and new shares and/or cash would be issued. To repeat, the Board promised (misled) shareholders that their Recapitalization Plan would "reward" them if approved.

A prominent investment weekly published an article warning investors that VEP was designed to benefit the Ford family by "unlocking" $20 cash from their Class 'B' shares. The article stated the Ford family faced huge future Estate Tax liabilities which could force them to sell their Class 'B' shares to pay their tax liabilities. If the Ford family was forced to sell their Class 'B' shares, they would lose their 40% majority control of the Company. Therefore, VEP was designed to funnel $1.4 billion cash from the Company's Treasury directly into the pockets of the Ford family. VEP accomplished what its planners designed it to do - pay the Ford family $1.4 billion of the Company's valuable cash. The Ford family now has the cash to pay their future tax liabilities, therefore avoiding selling their Class 'B' shares, and maintaining control of the Company.

Three years later, at the urging of an angry knowledgeable shareholder, the Detroit News investigated VEP, concluding it was designed to benefit the Ford family and was an Estate Tax **scheme**, calling it a "***maneuver.***" See Mark Truby's June 2, 2003 front page article.

The Ford family's Estate Tax planning aspirations were not disclosed by Chairman Ford nor his Board. The Company is publicly traded and subject to Federal Securities laws. Those laws prohibit misrepresentation, bad faith, swindle, conspiracy to commit fraud, fraud in the inducement, concealment, breach of contract, failing legal duty, false pretenses, and failure to fully disclose, all violations that may have been committed by Chairman Ford and his Board.

For Common stock shareholders, there was no "**reward**" as Chairman Ford promised. The stock is $8 and the Company faces insolvency - hardly the promised "**reward.**"

Did Chairman Ford violate Federal Securities laws? Considering the state of our Company, an investigation is imperative.

Vote **"FOR"**

Proposal:

Adoption demands the Board of Directors appoint an independent legal advisory commission to investigate Security Law violations associated with VEP.



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Ms. Linda Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Ms. Linda Joanette (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal that "demands" that the Board of Directors appoint an independent legal advisory commission to investigate alleged security law violations (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.
- The Proposal is excludable under Rule 14a-8(i)(2) because its implementation would violate Delaware law.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Ms. Linda Joanette (via Federal Express)

THE WEIGHT OF EVIDENCE

I believe that Chairman Bill Ford, former CEO Jac Nasser, and the Ford Motor Company Board of Directors (of 1999 and 2000) violated numerous sections of the Federal Securities Acts (Rule 14a-9) and its Anti-Fraud provisions. I believe these violations include making **false and misleading statements** to Common stock shareholders (Section 240.14a-9, Act of 1934), **failure to fully disclose** relevant information (the Ford family's estate tax problems and their desire to maintain control of the Company) to shareholders, and **fraud in the inducement** acting to favor and benefit the interests of Class 'B' shareholders to the disadvantage of Common stock shareholders and the Company with regard to the August 2000 Value Enhancement/Recapitalization Program (VEP).

I believe that the following are some of the illegal actions committed against Common stock shareholders and the Company by Chairman Bill Ford and his Board of Directors concerning their so-called Value Enhancement Plan:

- **Fraud in the inducement**: *The use of* ***deceit or trick*** *to cause someone to act to his disadvantage. The heart of this type of* ***fraud*** *is* ***misleading*** *the other party as to the facts upon which he will base his decision.*
- **Fraud** : *The intentional* ***use of deceit, a trick, or other dishonest means*** *to deprive another person of his money, property or a legal right. This includes failing to point out a known mistake in a contract or other writing, or* ***not revealing a fact which he has the duty to communicate.*** *Since* ***fraud*** *is intended to employ dishonesty to deprive another of money, property or right, it can also be a* ***crime for which the fraudulent person(s) can be charged, tried and convicted.***
- **Misrepresentation**: *The crime of* ***misstating facts to obtain money or benefits*** *of another to which the accused is not entitled.*
- **Full disclosure**: *The need in business transactions* ***to tell the "whole truth"*** *about any matter which the other party should know in deciding to buy.*
- **Concealment**: *Fraudulent* ***failure to reveal information*** *which someone knows and is aware that in good faith he should communicate to another.*
- **Swindle**: *To* ***cheat through trick, false statements or other fraudulent methods*** *with the intent to acquire money or property from another.* ***Swindling is a crime*** *as one form of theft.*

VEP is not the first occurrence of Chairman Ford **failing to disclose** to Ford shareholders relevant information concerning his personal financial dealings. Several years ago, Ford shareholders brought a lawsuit against Chairman Ford for **failing to disclose** his purchase of millions of dollars of IPO shares offered by the Company's lead banker Goldman Sachs. As I recall, Chairman Ford and Goldman settled the lawsuit out of court. I believe that VEP is another example of Chairman Ford **failing to fully disclose** all information to shareholders.

I believe that **VEP was an estate tax-planning scheme designed and endorsed by high-ranking Company officials to deceive and mislead Common stock shareholders and the Ford Motor Company.** I believe that VEP was a scheme devised to resolve the future estate tax liabilities of Ford family members while allowing them to maintain their Class 'B' shares and control of the Company. The intention of the conspirators scheme was to "**unlock**" $20 per share cash from "**locked**" Class 'B' shares. This **conspiracy** paid the Ford family members $1.4 billion dollars (tax-free) of shareholder's cash from the Company's Treasury.

- **Conspiracy**: *When people work together by agreement to commit an illegal act, A conspiracy may exist when parties use **legal means to accomplish an illegal result** giving rise to a civil lawsuit for damages by someone injured by the **conspiracy.***

- **Conspirator**: *A person or entity who **enters into a plot** with one or more people to commit illegal acts to harm others.*

(1) Detroit News business editor Mark Truby in his June 2, 2003 expose' called VEP a "**bold stock *maneuver***." Using Mr. Truby's term, VEP was a "***maneuver***" that **unlocked and monetized** $20 per share cash from the Ford family's Class 'B' shares converting that cash tax-free into so-called "new" (the recapitalization element of their scheme) Ford Common shares. These "new" Common shares could then be sold and converted into cash whenever needed to pay the future estate tax liabilities that many members of the Ford family faced. This tax planning scheme would prevent them from being forced to sell their super-voting majority (Dual-Class) Class 'B' shares. It is their Class 'B' shares that give the Ford family their control over the Company. The Ford family never, ever wants to sell any of these shares. This is what the VEP scheme was all about.

Why was this "**scheme**" necessary? Because if Ford family members were forced to sell their special Class 'B' shares, they would like lose their control of the Company. Chairman Ford and his Board "**failed to disclose**" to Common stock shareholders that VEP was designed by them as an estae tax planning scheme to benefit the Ford family's interests. The scheme was designed to "**unlock**" cash from their "**locked**" Class 'B' shares. This scheme was designed to resolve the future estate tax liabilities that faced the Ford family in early 2000 at the time of the Board's announcement. I believe that VEP was a **deliberate conspiracy** by the FoMoCo Board of Directors to **mislead, deceive and swindle** Common stock shareholders and the Ford Motor Company. The Board **misled** Common shareholders by announcing that VEP would "**reward**" them if they approved the Board's plan (scheme, swindle) through a vote.

**** Note: In order to understand the ramifications of the VEP scheme, one first must understand the intricacies and privileges of the Ford family's "special" Class 'B' shares. Without a thorough understanding of the Company's Articles of Incorporation (which grants these "special privileges) and the Internal Revenue Code concerning estate taxes in 1999 and 2000, a reader will simply not be able to unravel the Board's scheme. Remember, the Ford family has multi-billion fortunes facing imminent estate tax liabilities. Billionaires can afford experts in tax planning and the law. It is a daunting task that faces any person who tries to understand and unravel VEP's scheme. In order to make this easier for the reader, I have included in this report three attachments that simplify the intricacies and privileges afforded Class 'B' shares and the interested parties motives in the VEP scheme.

(2) The FoMoCo Board of Directors announced their VEP plan to Common stock shareholders through an April 14, 2000 Company release. The Board endorsed the approval of VEP by stating, "Today, ***we*** are pleased to announce innovative actions to "**reward**" our shareholders. The Board of Directors has approved a Value Enhancement Plan for shareholders."

There are numerous problems with the Board's statement: To the best of my knowledge, the Board never specified what their "**reward**" would be. What was their "**reward**?" Clearly, anyone analyzing the results of VEP can see that the Ford family Class 'B' was "**rewarded.**" . But what was the "**reward**" the Board promised Common stock shareholders? Six and one-half years later, Common shareholders are still waiting for the Board's promised "**reward**" to arrive. I believe that the FoMoCo Board of Directors **intentionally conspired to mislead** Common stock shareholders by promising to "**reward**" them in order to gain approval of a program that was designed to favor and "**reward**" Class "B" shareholders at the expense of Common stock shareholders and the Ford Motor Company.

The two major area newspapers, the Detroit News and Detroit Free Press wrote many articles about VEP prior to the shareholder's vote, but neither newspaper was able to identify what the Board's so-called "**reward**" would be. One of the Detroit newspapers called VEP "**confusing.**" Certainly, both newspapers were confused about VEP. Why confused? Simply, because there was no "**reward**" or **economic benefit** to be realized by either Common stock shareholders or the Company. VEP was a conspiracy to defraud.

I believe that VEP/ Recapitalization was one of the largest **swindles** in American corporate history. Not only did the FoMoCo Board of Directors **swindle** their Common stock shareholders, they depleted the Company's valuable cash setting the Company up for the destruction it now faces. Today, FoMoCo does not have enough cash to operate through the next three years. The Company's new CEO was forced to pledge every Company (really, shareholder's) asset to borrow enough cash to stay in business through 2009. The bet on Wall Street is that Ford Motor Company will become bankrupt. I believe that the Company faces bankruptcy today due to the $5.8 billion that was depleted to cover the cost of the Ford family's estate tax planning **swindle** known as **VEP**.

Not every investor was unaware of the true intentions of VEP. In the spring and summer of 2000, some investors realized it and some journalists wrote that VEP was a scheme - an estate tax planning scheme designed to favor and benefit the Ford family that was endorsed by their hand-picked and beholden Board. Twenty-five percent of shareholders voted against VEP. I believe this was because they realized that VEP was a scheme and that there would be no "**reward**" from what was really a "cash dividend" and share recapitalization (share exchange). What's my proof?

- In June 2000, Barron's Investment Weekly published an article that discussed the details of the so-called VEP plan. That article mentioned that the largest owners of Class 'B' shares were family members who in their 80's and that estate tax planning was their priority. Barron's article was a warning to investors. The article stated that VEP would allow Ford family members to "**monetize**" cash without selling their Class 'B' shares. It was Barron's article that alerted me to the Board's real **intention** - that was to **swindle** Common stock shareholders and the Company.
- At that time, there were other business writers who realized that VEP was all about tax-planning and wrote similar articles stating that the Ford family would be the real winners from the Board's plan.
- In November 2000 at the Hilton Hotel in Novi Michigan, I had the opportunity to have a one-on-one discussion with auto analyst Steven Girsky at the conclusion of the annual Morgan Stanley Auto Forum. At that time, Mr. Girsky was recognized as the foremost auto analyst in the world. I felt confident that Mr. Girsky knew the truth about VEP and could confirm what I suspected. Before I could proceed further in my quest to expose the truth about VEP, I felt it was absolutely necessary to receive confirmation from an expert such as Mr. Girsky. Standing directly before Mr. Girsky, I asked him if VEP was an estate tax scheme designed to favor and benefit the Ford family

at the expense of Common shareholders and the Company. Mr. Girsky confirmed to me that VEP was designed to "**unlock**" cash from Class 'B' shares for the benefit of Class 'B' shareholders. Mr. Girsky concluded his answer by asking me this question: "What did *you* gain from VEP?" I said, "Nothing." Then Mr. Girsky said, "And now you have your answer."

- In November 2002, I contacted the business writers of the Detroit News and Detroit Free Press concerning questions I had regarding the mismanagement of FoMoCo by Chairman Bill Ford, his broken promises, such as **misleading** shareholders and investors with **predictions as to future market values** (violation of Rule 14a-9 of the Act of 1934) and the VEP/Recapitalization **swindle**. Mark Truby of the Detroit News called me and said that he was also concerned that things were not going right at Ford. He told me he was interested in reviewing all of my evidence and would investigate my claims. He also told me that he didn't understand my complaints about VEP (27 months after VEP was instituted and still confused). For the next three months, I forwarded document after document to Mr. Truby.
  One morning in the spring of 2003, Mr. Truby called me to say that he agreed with my conclusion that VEP was an estate tax scheme designed to favor and benefit Class 'B' shareholders at the expense of Common stock shareholders and the Company. He told me that he would write an expose' on VEP. But he also cautioned me to be realistic as to the depth that he could go with his article. Mr. Truby warned me that working for a major newspaper in Detroit had "pressures." One pressure was the influence of the Ford family - that it was difficult to publish articles that were critical of Detroit's Royal Family. I had lived in Detroit all of my life. I fully understood what Mr. Truby was saying. I asked him to write the best article he could, because I felt "an article" exposing VEP was better than "no article." I didn't consider this to be a set back. I believe that having an article published by a major Detroit newspaper from Bill Ford's backyard would give me credibility to take my story to Federal and State authorities, other newspapers around the country and law firms handling civil and Class Action lawsuits.
  On June 2, 2003, Mark Truby published a front page Detroit News article exposing VEP. Mr. Truby's headline read, "**How Ford family saved dynasty**." Also, "**Bold stock *maneuver* preserves control**." Look closely at the word that Mr. Truby chose to use: he selected the word "***maneuver***." Remember, Mr. Truby said there were pressures concerning publishing articles about the Ford family. Go to the dictionary and look up the definition of ***maneuver***. I believe that Mr. Truby is implying something very important about VEP to his readers, while tiptoeing around the *pressures* of the Royal Family. Mr. Truby is a very experienced, capable writer who has since been promoted to Business Editor of the News. Mr. Truby's choice of the word "**maneuver**' is intentional and purposeful to his expose'. I believe that Mr. Truby is trying to tell his readers that VEP was a "**bold stock deception** (that) **preserves control**." Publicly traded companies are prohibited from **deceiving** their shareholders and is a felony.

It is time for Federal and State authorities to thoroughly investigate the Ford Motor Company Board of Director's and their so-called Value Enhancement/ Recapitalization Plan. This letter provides you with the names of others including one expert who can testify as to the purpose and intent of the FoMoCo's Board of Directors scheme against their Common stock shareholders.

VEP was "sold" to Common stock shareholders by the Ford family's Board of Directors as a so-called "share recapitalization" program. As a "share recapitalization" VEP did not offer Common shareholders (or the Company) an **economic benefit** or "**reward**" as the Board promised. Share recapitalization is an exchange of "old" shares for "new" shares. Ask yourself this revealing question:

"How would exchanging "old" stock certificates for "new" stock certificates **add value** or "**reward**" a shareholder as the Board promised? The answer is that share recapitalization plans (exchanging "old" shares for "new" shares) do not add value or "**reward.**" That is, unless you are a Ford Class 'B' shareholder.

The intention of the share recapitalization scheme was to create so-called "new "shares of Common stock. The scheme was designed to allow the Ford family to reinvest tax-free the $1.4 billion cash they received from VEP in the so-called "new" shares, - *just like common stock shareholders*, inferring that both classes of shareholders were treated equally. And with the exception of a few wise, experienced investors who knew better, most Ford shareholders were left confused trying to make sense of the plan the Board endorsed. There was no "**reward**," and one month later, the price of the "new" Common stock was trading down near $20 per share.

The Ford family handpicked Board of Director's **stabbed their Company, employees and Common stock shareholders in their backs**. It's time for an investigation and explanation from Chairman Bill Ford and his Board of Directors. Even though this is 6 ½ years later, it's time for the Government to carry out its duty to protect the investing public and expose the truth concerning the destruction of one of America's greatest companies, the losses of $100 billion of shareholder's wealth and more than 50,000 American Ford workers jobs.

- The offer of $20 cash per share was not the promised "**reward**" - this $20 cash was merely a return of shareholder's capital. Proof? The price of Ford Common stock dropped $20 on the opening trade the morning that VEP was initiated. Why? Because the $20 per share cash distribution was merely a return of shareholder's capital. A return of capital and the expected subsequent drop in the shares' price is not a "**reward.**" Analyze the numbers:
  $46.74/share closing price prior to VEP.
  $26.74/share opening price at commencement of VEP plus $20/share cash or share equivalent.
  The total value of a share of Ford Common stock equaled $46.74 - before and after VEP.
  So, where's the "**reward**" the Board promised Common stock shareholders?
  If a Common share was worth $46.74 before VEP and $26.74 plus $20 cash after, there was **no** "**reward.**" Add up the numbers. The program was a "wash." However, if a person correctly includes the Company's depleted cash, VEP was a $5.8 billion loss.
  One month after VEP was initiated, Ford Common stock traded near $20/share reflecting the $5.8 billion loss/cost of the program. Of that $5.8 billion, the Ford family got $1.4 billion cash.

- The depletion of $5.8 billion cash from the Company's Treasury guaranteed one outcome - that Wall Street would mark-down the price of Ford Common to reflect that the Company was $5.8 billion dollars less valuable *after* VEP than before. The depletion of the cash guaranteed a subsequent mark-down in the price of Common shares. How could the loss of $5.8 billion of shareholder's cash along with the lower stock price be a "**reward**" as the Board of promised?

A share recapitalization, the exchange "old" shares for "new" shares, does not "**reward**" nor create one cent of economic value for the Company or its shareholders. I believe VEP was a **conspiracy to defraud, mislead and swindle** Common stock shareholders and the Ford Motor Company by the Company's Board of Directors.

Common stock shareholders are still waiting for Chairman Bill Ford and his Board of Directors to deliver the "**REWARD**" they promised Common stock shareholders on April 14, 2000. The closing price of Ford Common stock immediately prior to VEP's commencement was $46.74. Today, the price of Ford Common stock is $8. Shareholders have waited 6 ½ years for their "**reward**." When will Chairman Ford and his Board deliver the "**reward**" they promised their shareholders? It is time for Federal and State authorities to investigate the circumstances of VEP that destroyed the Company, its employees and shareholders.

For Chairman Ford and his Board to publicly state that VEP would "**REWARD**" shareholders was **intentionally misleading and deceptive** in order to receive approval from unsuspecting and trusting Common stock shareholders. For the Board to promise shareholders that VEP would "**reward**" them would be the equivalent of believing that a two-for-one stock split would result in the shareholder being twice as wealthy after the split. Share **recapitalization** like stock splits offer **no economic value** either to the company or its shareholders. Additionally, knowledgeable investors realize that the depletion of a company's cash only results in the company being less valuable, not more valuable (and not a **reward**).

As I wrote earlier in this letter, in November 2002, I sent my evidence to Detroit News Business editor Mark Truby. After reviewing and investigating the evidence, Mr. Truby agreed with my conclusion and wrote a front page Detroit News expose' on VEP. Mr. Truby's headline read, "How Ford family saved dynasty. Bold ***stock maneuver*** preserves control."

Again, Mr. Truby's headline read: "How Ford family saved dynasty. Bold ***stock maneuver*** preserves control." There is nothing in Mr. Truby's headline about a "**reward**" for Common stock shareholders.

What is Mr. Truby telling his readers? Analyze what he wrote: "Bold stock ***maneuver*** preserves control." Bold stock "***maneuver***?" Think about it: when it comes to publicly traded companies, the words "**bold**" and "**maneuver**" should never appear in the same sentence with the word "**stock.**"

What is the definition of the word ***maneuver***? ***maneuver***: 1. A clever or crafty tactic; ploy. 2. Devious act; an action, especially a devious or deceptive one, done to gain advantage. *One of his little maneuvers to try to stay in total control.* 3. Manipulate somebody or something: *to manipulate somebody or something to gain advantage.* 4. To behave deviously: *to use devious means in order to gain advantage.* 4. To position, or steer skillfully or adroitly.

A synonym means: a word *meaning the same* as another. What are the synonyms for the word ***maneuver***? ***Trick, plot, scheme, tactic, contrive.***

What is Detroit News editor Mark Truby saying? Substitute Mr. Truby's choice of the word "**maneuver**" with its definitions and synonyms:
"Bold stock ***tactic*** preserves control"
"Bold stock ***ploy*** preserves control"
"Bold stock ***manipulation*** preserves control"
"Bold stock ***devious act*** preserves control"
"Bold stock ***deception*** preserves control"

"Bold stock ***advantage*** preserves control"
"Bold stock ***trick*** preserves control"
"Bold stock ***plot*** preserves control"
"Bold stock ***contrivance*** preserves control"

Should the Board of Directors of a publicly traded company devise and endorse a stock program that is **bold, a tactic, ploy, devious act, deception, advantage, trick, plot or contrivance**? It seems to me that Chairman Bill Ford, former CEO Jac Nasser and their Board of Directors did just that.

I respectfully request that the SEC approve Linda Joanette's shareholder proposal and that the Agency and State authorities begin an investigation into the circumstances of the Ford Motor Company Board of Director's August 2000 Value Enhancement/Recapitalization Plan.

UNDERSTANDING THE PRIVILEGES OF THE FORD FAMILY'S CLASS 'B' SHARES

- The Ford family's 70 million Class 'B' shares represent approximately 4% of the total number of outstanding shares, but 40% of the total voting shares. This "arrangement" of the Articles of Incorporation grants "dual class" privileges to Class 'B' shares only. Each Class 'B' share represents 10 votes (10 to 1 leverage).

PERCENTAGE OF CLASS 'B' SHARE OWNERSHIP THAT THE FORD FAMILY MUST MAINTAIN TO REALIZE THEIR VOTING MAJORITY OVER OVER COMMON SHAREHOLDERS	VOTING SHARE PERCENTAGE	APPROX. LEVERAGE
100% TO 90%	40%	10 TO 1
89% TO 80%	30%	8 TO 1
79% TO 70%	20%	6 TO 1
69% TO 60%	10%	4 TO 1
59% OR LESS	VOTING % DROPS TO 1 TO 1 THEN ONLY EQUAL TO COMMON SHAREHOLDERS*****	1 TO 1

****** If the Ford family's percentage ownership of Class 'B' shares falls to 59% or below, their shares would lose their voting supremacy (leverage) over Common stock shareholders. If this were to occur (at 59% or below), the 4% of the total outstanding shares that the Ford family owns would only equal 4% of the total votes (Class 'B' voting power would only be equal to 1 to 1). Common stock shareholders who now control 96% of the total outstanding shares would then control 96% of the total votes.

If this were to occur, Common stock shareholders who control 96% of the total outstanding shares would control Ford Motor Company and the Board of Directors. The Ford family with only 4% of the shares (and votes) would not be able to demand the two Board seats that they currently control. It would be questionable that the Ford family would be entitled to even one Board seat with only 4% of the shares and their recently history of mismanagement of the Company. In this event, Bill Ford would likely lose his position as Chairman. Also, the Ford family would no longer be able to install their hand-picked appointees and would lose control of the Board.

THE CONSPIRACY TO DEFRAUD COMMON STOCK SHAREHOLDERS AND THE COMPANY

The Ford family was caught in a bind between the Internal Revenue Code and Federal taxes due on wealthy estates. The largest owners of Ford Class 'B' are in their late 80's. The Ford family was forced to employ an estate tax scheme to save their control of the Ford Motor Company. I believe their plan was developed over many years. To pull off their scheme, the Ford family needed to get control of the Board. This was accomplished in 1988 when Bill Jr. and Edsel joined Bill Sr. on the Board. Over the next 11 years, Board members were replaced by 'hand-picked' appointees of the Ford family. The last step was to "retire" Chairman Alex Trotman. This was necessary because Mr. Trotman was known to be skeptical of the Ford family. He probably would have not gone along with the family's estate tax scheme.

VEP offered no ***economic benefit*** to Ford's Common stock shareholders. Please recall that the Board announced that **VEP would "REWARD"** shareholders if they approved the plan. The $5.8 billion depletion of the Treasury's reserves guaranteed that the Company would be less valuable and that the price of the stock would be marked-down by Wall Street investors to reflect this cash outflow.

Example: If a company distributes cash, say $20 cash for each share outstanding - the outcome will always be predictably the same. On the day of the cash distribution, the price of the stock will decline on the opening trade matching the value of the cash distribution - which was exactly what happened to Ford Common stock post-VEP. Ford distributed $20 per share cash and its stock price declined (more accurately, "adjusted") $20 per share ($46.74 declining to $26.74 [plus $20 cash]). Done 100 times, cash distributions will "adjust" the share's price every time. There is no "free lunch" nor a "reward" as FoMoCo's Board promised its trusting, unsuspecting Common stock shareholders.

Using the example above, on the day of the cash distribution, the price of the stock drops $20 matching the $20 cash distribution for each share. Why? Because if a company pays out $20 cash per share from its Treasury, the company becomes ***less wealthy*** by that amount of money. If the company becomes ***less wealthy***, Wall Street investors mark down the price to reflect the current (adjusted) total value of the company. The price of a company's stock equals the total value of the company divided by the number of shares outstanding.

Once Alex Trotman was retired and out of the way and Bill Ford became Chairman (Jac Nasser became CEO and an obligated Board member), the Ford family had all the votes they needed to pull off their conspiracy. On April 14, 2000, the Ford Motor Company Board of Directors announced VEP. The Ford family was confident that it had the trust of much of the naive Common stock shareholder base (Why not? Most Common stock shareholders are either employees or retire employees). The Ford family took advantage deceiving Common stock holders to the tune of $1.4 billion. VEP's total cost to shareholders and the Company was $5.8 billion. Today, FoMoCo nears bankruptcy, due in part, to the Ford family's deceptive scheme. The Ford family elected to convert tax-free their $1.4 billion cash into Common stock which is now available to them to pay future estate taxes.

The Ford family **conspired** with their Board of Directors to deceive Common stock shareholders and Ford Motor Company. The total loss to the Ford Motor Company was $5.8 billion. This premeditated **deception** offered no **"reward"** to Common stock shareholders. This was a **swindle** designed to benefit the Ford family and was arranged by their appointed Board of Directors (three men named Ford sat on the 1999 and 2000 Board of Directors).

It is time for Chairman Bill Ford, his Board and the circumstances of VEP to be investigated by Federal and State authorities. One of America's greatest companies is being destroyed. Americans deserve to know the truth behind the destruction of this once-great company. 50,000 American Ford workers have lost their jobs and deserve to know the truth which cost them their livelihoods. 220,000 trusting Common stock shareholders who have lost nearly $100 billion also deserve to know the truth about the leadership of their company.

THE CONSPIRACY OF VEP - TO LOWER THE FORD FAMILY'S ESTATE TAXES AND HOW A LOWER STOCK PRICE BENEFITS THEM

BOTH COMMON & CLASS 'B' SHARES STOCK PRICE IN $$ - EXAMPLES	VALUE OF FORD FAMILY'S 70 MILLION SHARES OF CLASS 'B'	TOTAL COST INHERITANCE TAX DUE @ 60% FEDERAL
$68.875	$4.82 BILLION	$2.89 BILLION
$60.00	$4.20 BILLION	$2.52 BILLION
$55.00	$3.85 BILLION	$2.31 BILLION
$50.00	$3.50 BILLION	$2.10 BILLION
$46.74	$3.27 BILLION	$1.96 BILLION
$26.74	$1.87 BILLION	$1.12 BILLION
$ 6.00	$ 420 MILLION	$ 252 MILLION
$ 1.00	$ 70 MILLION	$ 42 MILLION
$ 0.01	$ 700 THOUSAND	$ 420 THOUSAND

****** Common stock and Class 'B' shares are always priced at exactly the same price.
****** The Ford family will always control 40% of the voting shares. This was set forth in the 1956 Articles of Incorporation. The price of Ford stock has absolutely no bearing on the 40% voting share majority held by the Ford family and their Class 'B' shares.
****** In order to understand the conflict of interest and conspiracy behind the Value Enhancement Plan (VEP or The Recapitalization Plan), one must understand tax law, the Internal Revenue Code pertaining to inheritance tax and the laws that were in effect in calendar year 2000 (not 2001 after the Bush Tax Cut or 2006 or 2007). A person with tax law experience (CPA, an Auditor, etc.) may be helpful to explain how the estate tax effected wealthy individuals in tax year 2000. If an observer doesn't understand the tax law of 2000, they may not understand the tax implications that VEP was designed to resolve.
****** In order to understand the conflict of interest and conspiracy behind the VEP, one must understand the Ford Motor Company Articles of Incorporation of 1956 and all of it's details concerning the special privileges entitled to the Ford family Class 'B' shareholders. To truly understand the ramifications and to make fair judgments, one must research the Articles of Incorporation, especially details concerning the negative consequences that occur when Class 'B' shares are sold by Ford family members.
******The prices in the above chart of $46.74 and $26.74 were the closing stock price at 4PM the day before VEP and the opening share price the day that VEP was implemented.

The above chart illustrates that the <u>Ford family has absolutely no incentive to see the price of Ford stock go higher</u>. A higher stock price is a **disincentive** because it results in a larger estate tax - the larger the estate tax, the more likely the Ford family would be forced to sell their Class 'B' shares to pay the tax due. In estate tax planning, the motive is to lower the price and therefore lower the tax due at the time the estate is assessed.

If the Ford family were forced to sell their Class 'B' shares (to pay estate taxes), they would risk losing their voting share majority and ultimately their control over Ford Motor Company. The Ford family **conspired** with their Board to "***unlock***" $1.4 billion dollars from their Class 'B' shares, then received a tax-free exchange into "new" Common stock shares - a "tax-free **swindle**."

THE COST TO COMMON STOCK SHAREHOLDERS AND FoMoCo
CHAIRMAN BILL FORD'S VALUE ENHANCEMENT PROGRAM (VEP - RECAPITALIZATION PROGRAM) OR AKA THE FORD FAMILY'S ESTATE TAX RESOLUTION SCHEME

In order to analyze the illustrations provided in this section, a person must understand the meaning of the term 'market capitalization'. Market capitalization is a stock market term that measures the wealth of a company's shareholders. Market capitalization is calculated by multiplying the total number of shares outstanding that a company has issued by the present value of a share of stock. In the case of Ford Motor Company, the total amount of shares outstanding prior to the enactment of the VEP was 1.2 billion shares. After VEP, there were 1.9 billion shares. These amounts include Common and Class 'B' shares. To calculate the total market capitalization, multiple the total amount of shares by the price of Ford stock on any particular date. This total represents the amount of wealth of both Common and Class 'B' shareholders.

The illustrations reflect a Ford shareholder's wealth a few months before Bill Ford became chairman of Ford and how that wealth was destroyed over the 7 years of his mismanagement. The loss of shareholder's wealth is staggering both in absolute value and in percentage terms. Some of this loss of wealth can be attributed to the VEP scheme - the Ford family's estate tax resolution program.

The last trade closing price of Ford stock prior to the enactment of VEP was $46.74. The share price of Ford stock declined ("adjusted") to $26.74 on the opening trade the morning VEP became effective - the share price dropped exactly $20.00 matching the $20.00 cash distribution. Why? Because Wall Street investors recognized that the Company distributed $20 cash per share, so investors marked down the price of Ford by $20. There is no free lunch. If a company distributes $20 cash per share, the company becomes less wealthy by $20 per share. Therefore, investors mark down the share's price by $20. If this were to happen 100 times, the outcome would be the same. The price would be marked down to match the value of the distribution - the company's loss of cash.

Many Ford investors recognized that the price of Ford stock would fall by exactly $20 on the opening trade when VEP went into effect. That's one of the reasons why 25% of all Common stock shareholders voted no on VEP. The second reason shareholders voted no was because they realized the Company's Treasury would be less wealthy because of the cash distribution (cash depletion). The plan had a maximum cash distribution pay out of $10 billion. Since many shareholders declined to take cash (instead, reinvested in shares), the total amount of cash that the Treasury distributed (lost) was $5.8 billion. Imagine the catastrophe for Ford if the Treasury had distributed $10 billion. The extra $4.2 billion depletion would have been foolishly lost resulting in the Company being that much closer to insolvency. With his VEP scheme, Chairman Ford put his Company on the road to destruction - simply to satisfy his greed to put $1.4 billion of his shareholder's cash in his pockets.

Chairman Bill Ford and his greedy family may have destroyed the Company. Why? Because the greedy Ford family wanted to protect its fortune, voting power and control of the Company - at the expense of the well-being of the Company, employees and Common stock shareholders. Simply, the Ford family **conspired** with their hand-picked Board to pursue their interests over the interests of Common stock shareholders and the Company.

Federal and State authorities must ask themselves: "Why is Ford Motor Company in the business of providing estate tax resolution for the Company's Royal Family"? Isn't it the business of Ford Motor Company to build great cars and trucks and provide jobs to American workers and earnings, profits and dividends to its owners - all Ford shareholders?

I believe that Chairman Bill Ford, the Ford family and the Ford family hand-picked Board of Directors view the Company's Treasury as the Ford family's personal bank - when the Ford family has a problem, they simply send in their appointees to raid and loot the Company's treasury.

Please review the examples found in Illustration 1 (second page following this page).

The first illustration defines the market capitalization of Ford stock at $68.875 per share (the highest price of Ford - a few months before Bill Ford became chairman - benefiting from the success of former Chairman Alex Trotman) and at $46.74 (last closing price prior to VEP) and at $26.74 (the opening price of VEP). From the price of $68.875, market capitalization (Ford shareholder's wealth) dropped from $82.6 billion to $56.1 billion prior to VEP. The loss totaled $26.5 billion. A person might conclude that Wall Street didn't trust Chairman Bill Ford. Next, notice that the before and after VEP market capitalization dropped from $56.1 billion to $50.8 billion - a $5.3 billion loss. Wall Street understood the negative effects of distributing/depleting $5.8 billion of valuable cash from the Company's treasury and marked-down the price of the stock to reflect this loss of cash. In retrospect, Wall Street was correct.

Chairman Bill Ford's VEP scheme as shown in this illustration destroyed $5.3 billion of shareholder's wealth (market cap) and $5.8 billion of shareholder's cash (Treasury). In total, shareholders lost $11.1 billion or -19.7% of their wealth so that Chairman Bill Ford and his family could solve their estate tax problems, retain their Class 'B' shares and control of the Company. "***Let those who have eyes see.***" The Royal Family schemed to put it's interests ahead of the interests of the Company and it's employees and shareholders. Today, one of America's greatest companies hobbles toward bankruptcy. VEP robbed $5.8 billion cash from this once-great company. This explains the failure of Ford Motor Company.

The second illustration shows the total market capitalization (shareholder's wealth) lost under Chairman Bill Ford. The wealth lost is staggering. From the high at $68.875 (a few months before Bill Ford began his "Reign of Failure"), to today's low of $8, shareholders have lost $67.5 billion of their wealth in about 7 year under Chairman Ford's mismanagement. The percentage loss is 81.6%. If one correctly adds in the VEP cash loss of $5.8 billion, the "real" total loss of shareholder's wealth is $73.3 billion - an 88.6% loss under Chairman Billy.

Common stock shareholders and Ford Motor Company and its employees are the losers.

Chairman Bill Ford and his family are the big winners. The Ford family has:

Number 1 - ***Unlocked and transferred*** $20 per share ($1.4 billion tax-free) from their previously ***locked*** Class 'B' shares to pay future estate taxes and maintain control of the Company.

Number 2 - They have effectively lowered the price of their eventual estate tax liability. The lower that the price of Class 'B' shares goes, the less estate taxes the Ford family will be forced to pay.

Number 3 - The lower that Chairman Bill Ford drives down the stock's price, the cheaper it becomes for the Ford family, with the help of their Board and investment banker Goldman Sachs, to take FoMoCo private. I believe this is a goal of the Ford family - to steal the Company from Common stock shareholders. The Company's Articles of Incorporation give Class 'B' shareholders the sole power to determine if the Company might be sold and sold to who. The Ford family controls those decisions (to sell the Company to themselves at whatever price they choose - the plot thickens).

A person might argue, "Aren't the members of the Ford family like every other shareholder, wanting a higher stock price to increase their wealth?" The answer is no. Since the Ford family can **never** sell their Class 'B' shares, they don't benefit from nor will ever realize a benefit from a higher stock price. A higher stock price only means that they will pay higher estate taxes and higher taxes mean it becomes that much more likely they'll be forced to sell their Class 'B' shares to pay future estate tax liabilities, thus losing control of the Company.

The Ford family **only** benefits when the price of their shares are lower. The lower that the price goes, the less they will pay in estate taxes and the less it will cost them to take-over the Company. Think about it. Don't *you do everything that you can* to lower *your taxes*? Well, wouldn't you think that a wealthy, billion dollar family like the Ford's also want to lower their taxes? The Ford family has the resources to employ very talented tax experts to help them devise ways (like VEP) to lower their eventual taxes, save their Class 'B' voting shares and maintain control of the Company.

Remember, regardless of the price, high or low, the Ford family will always control 40% of the voting shares. Chairman Bill Ford and his Ford family have no incentive to allow the price of Ford stock go higher. Conversely, Chairman Bill Ford and his Ford family have a great incentive to see the price of Ford stock go lower - much, much lower. The closer that the price gets to 1 cent, the better that it suits their needs and the cheaper it becomes to take-over the Company. Again, because the Ford family can never sell their Class 'B' shares, a higher stock price is the "kiss of death" in terms of paying Federal estate taxes (in the billion of dollars) and then risk losing their control of the Company. The Ford family best interests are served by a lower stock price, not a higher stock price.

Isn't this a conflict of interest? Absolutely! How can Bill Ford be Chairman of Ford Motor Company while personally benefiting as the price of his company's stock goes lower? In my opinion, it is a conflict of interest and may violates Federal Securities laws. See Rule 14a-9, Act of 1934.

Concerning VEP, I believe Chairman Bill Ford **conspired** with the Ford family appointed Board of Director violating Federal Securities law. Corporate directors are prohibited from **misleading** shareholders when they **fail to disclose** their interests.

Chairman Bill Ford, CEO Jac Nasser and the Ford Board of Directors stated in their April 14, 2000 announcement that the intention of VEP was a "**reward**" to shareholders. I ask Federal and State authorities to investigate if shareholders were **misled** when the Board promised that the so-called Value Enhancement/ Recapitalization Plan would "**reward**" them.

ILLUSTRATION 1

TOTAL NUMBER OF SHARES	SHARE PRICE	MARKET CAPITALIZATION
1.2 BILLION	$68.875 *	$82.6 BILLION
1.2 BILLION	$46.74 **	$56.1 BILLION
1.9 BILLION****	$26.74 ***	$50.8 BILLION

* - Highest stock price. (A few months prior to Bill Ford becoming Chairman)
** - The 4 PM closing price of Ford stock the day before VEP
*** - The opening price of Ford on the morning that VEP became effective
**** - Many shareholders including the Ford family reinvested their cash into Ford Common stock. Therefore, VEP increased the outstanding shares to 1.9 billion.

VEP paid the Ford family $1.4 billion cash. Ultimately, the Company's treasury lost $5.8 billion of shareholder's cash to pay for the cost of the VEP scheme. Today, the price of Ford stock is $8.

The $20 per share distribution of cash caused the price of Ford stock to immediately decline $20 on the opening trade (no "**reward**" like the Board promised). As a result of VEP, the market capitalization of the Company declined to $50.8 billion from $56.1 billion with shareholders losing $5.3 billion (a 9.5% loss) of their wealth. Please note that $5.3 billion decline in shareholder's wealth nearly matched dollar-for-dollar the $5.8 billion cost of the VEP scheme. Why's that? Because Wall Street investors were very "efficient" in marking down the Company's market capitalization to match the Company's then current value ($5.8 billion dollars less wealthy).

The real loss to Common stock shareholders was much greater. The Ford Treasury lost $5.8 billion. That cash was a shareholder asset. The real loss was the $5.3 billion in market capitalization PLUS the $5.8 billion in Treasury cash. The real total loss of VEP was **$11.1 billion**. The total percentage loss was **23.7%.** Shareholders lost this much wealth because the FoMoCo Board **misled** them into believing VEP would "**reward**" them. Instead, Common stock shareholders were **swindled**. Shareholders and Ford Motor Company paid a huge price.

The last illustration shows just how much wealth Ford shareholders have lost under Bill Ford's mismanagement. There are currently 1.9 billion shares of Ford stock (Common plus Class 'B'). The current price is $8 per share. The current market capitalization at $8 is (has declined to) **$15.2 billion**. Add in the lost dividends since 2001, and shareholders have lost nearly $100 billion dollars.

FROM	MARKET CAP LOSS TO PRESENT $8.00	% LOSS	MARKET CAP LOSS PLUS VEP $5.8 BILL TO PRESENT $8.00	% LOSS
$68.875	-$67.5 BILLION	-81.6%	-$73.3 BILLION	-88.6%
$46.74	-$40.9 BILLION	-72.9%	-$46.7 BILLION	-83.2%
$26.74	-$35.6 BILLION	-70.0%	-$41.4 BILLION	-81.4%

Detroit News

www.detnews.com 13 Metro edition

Monday, June 2, 2003



100 YEARS OF FORD
The Family

How Ford family saved dynasty


FORD MOTOR COMPANY

John T. Greilick / The Detroit News

...he support of his family, including father Bill Ford Sr., Bill Ford Jr. took over the company's top job after 22 ...of non-family CEOs. The fourth generation of Fords now has a firm hand on the automaker's future.

Bold stock maneuver preserved control

By Bill Vlasic and Mark Truby
The Detroit News

DEARBORN — The press release dubbed it an "innovative and unprecedented" move to reward Ford Motor Co. shareholders with stock or cash from the automaker's bulging financial reserves.

But the long-term effect of Ford's "Value Enhancement Plan" of 2000 extended far beyond doling out new shares or cash windfalls to loyal investors.

In one bold stroke, the plan cemented the founding Ford family's control over the world's No. 2 automaker, and guaranteed that

STOCK

Continued from Page 1A

In one bold stroke, the pl[illegible] cemented the founding Ford family's control over the world's No. 2 automaker, and guaranteed that the dynasty started by Henry Ford would continue into the 21st century.

Besides receiving $1.4 billion worth of new common stock, the Ford family retained the crucial 40 percent voting rights conferred on their Class B shares when the company went public in 1956.

The plan, commonly referred to as the VEP, gave shareholders the option of receiving $20 in cash for each share owned, or new stock of equal value.

But the 62-page document also reaffirmed the extraordinary powers of the Ford family's 70.9 million shares of Class B stock — including the exclusive right to approve a merger, sale or liquidation of the company.

With the issuance of millions of new Ford shares, the family's Class B stock now accounts for only 3.7 percent of the company's total equity, down from 4.9 percent before the VEP.

Yet even as their ownership stake declined, the heirs of Henry Ford kept their ironclad hold on the Class B stock's 40 percent voting power.

"That (VEP) transaction, while beneficial to all shareholders, was most beneficial to the Fords," said Scott Hill, an auto industry analyst with Sanford C. Bernstein & Co.

Ford Chairman Bill Ford Jr., the great-grandson of Henry Ford, defended the VEP as a boon to all stockholders and not just the Ford family.

"The family was treated just like any other shareholder," he said. "I believe it was an unfair criticism. Others clearly saw it differently."

At least two major shareholders saw it very differently.

In a proxy statement, the Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-Cref) and the California Public Employees' Retirement System (Calpers) blasted the "ominous precedent" of preserving the Ford family's voting power.

"This is fundamentally at odds with the one share, one vote principle that constitutes the single most important tenet of good corporate governance," TIAA-Cref and Calpers, owners of nearly 15 million Ford [illegible]dditional stock buyback, they claimed, also would have boosted shareholder value.

"Management made a conscious decision to pursue the VEP in lieu of (a buyback), however, in an apparent attempt to preserve the Ford family's voting power," they said.

That should come as no surprise to students of Ford history.

"The Class B shares are why Ford is still run by Fords and DuPont is not run by du Ponts and Dodge is not run by Dodges," said Bob Casey, historian at The Henry Ford museum.

Beginning in 1936

The origin of the Class B shares dates back to 1936 when Henry Ford and his son, Edsel, created the Ford Foundation as a means to avoid potentially devastating inheritance taxes.

Henry Ford entrusted his corporate counsel at the time, Clifford Longley, to come up with an ownership structure that would keep Fords in charge of Ford — even after Henry and Edsel died.

"It is your desire to perpetuate ownership control of Ford Motor Co. in the Ford family as far as it was legally possible," Longley wrote Henry Ford in a letter on file at the Benson Ford Research Center.

Longley's solution? Give 95 percent of the stock owned by the Fords to the new foundation as Class A, nonvoting shares. Henry and Edsel kept 5 percent of the shares — and 100 percent of the votes.

In 1956, managers of the Ford Foundation lobbied then-Chairman Henry Ford II for the chance to diversify the foundation's holdings. The decision would impact Ford's corporate governance for decades to come.

The foundation put up 10.8 million shares of Ford stock for sale to the public. Those shares became common stock with a single vote each, or 60 percent voting power.

The Ford family's shares — 6.5 million at the time — were reclassified as Class B stock, with a voting stake of 40 percent. The Class B stock could only be owned by Fords. If sold to outsiders, the shares convert to common stock.

Conditions attached

But critical conditions were attached to the Class B shares 40 percent voting rights unless the number of their shares fell below a specified level, when it would shrink to 30 percent. At an even lower threshold, a Class B share would have the same one vote as a common share does.

More importantly, the corporation could not take certain actions without a vote of the majority of the Class B shares. According to the 1956 prospectus, Ford could not be merged, sold or liquidated without the approval of the Class B holders.

In essence, the Ford family alone would determine the future of the Ford Motor Co.

Over time, as Ford issued common stock to raise capital, the Class B shares became a smaller slice of its shareholder equity.

At the time of the VEP, there were 1.13 billion shares of common stock, and 70.9 million shares of Class B. Even with only 5 percent of the total stock, the Class B shares commanded 40 percent voting power.

Edsel B. Ford II, a Ford director since 1988, said the family's voting muscle has been a shield against an unwanted takeover.

"It would be very difficult to be raided because the Ford family controls a 40 percent vote," he said. "It would be almost impossible."

But family members would hardly sell Class B shares. If their holdings drop below 60.7 million shares, their voting power shrinks to 30 percent. If they own fewer than 33.7 million shares, all special rights are lost forever.

With the potential for huge inheritance taxes on the horizon, the family needed liquid assets at its disposal.

The VEP handled that. Just like other shareholders, family members received new common stock for every share owned. The Ford family received common stock then-valued at $1.4 billion, shares that could be sold without any threat to the 40-percent voting rights.

In fact, the additional common stock, on top of the Class B shares, gives the family 42 percent of the shareholder votes.

Critics wonder why

Three years later, critics still wonder why the family merits such treatment.

"Their influence should be proportionate to their risk," said John Chevedden, a Ford sh[illegible]holder who is using t[illegible]03 annual meeting on June [illegible] to propose an independent board committee to address "conflicts of interest" between the family and other shareholders.

One conflict that theo[illegible]ically could arise is a takeover offer. With Ford's stock price hovering at $10 a share, the company could be bought at a bargain price.

But deep in the VEP, on page 57, it's clear that the power to sell Ford rests solely with the family.

In a section titled "Voting by Class," the company s[illegible]that a majority vote of Class B shareholders was required to merge or consolidate with or into another corporation [illegible]e of all or substantially [illegible]roperty and assets [illegible]r any assets to another corporation [illegible] voluntarily liquidate or dissolve."

Only the Fords can decide the fate of Ford? That hardly surprises industry experts.

"Control is control," said Hill. "Let's not kid ourselves. It's nothing new."

You can reach Bill Vlasic at (313) 222-2152 or bvlasic@detnews.com.

Ford Motor Company

April 14, 2000

Dear Fellow Shareholder:

As we outlined in our letters to you in our 1999 to transform our company into the world's leadi Our team's efforts have resulted in record financ addition, we have positioned the company for fu Consumer Services, Hertz, Premier Automotive such as Volvo and Kwik-Fit to our portfolio and

fraud

n. the intentional use of deceit, a trick or some dishonest means to deprive another of his/her/its money, property or a legal right. A party who has lost something due to fraud is entitled to file a lawsuit for damages against the party acting fraudulently, and the damages may include punitive damages as a punishment or public example due to the malicious nature of the fraud. Quite often there are several persons involved in a scheme to commit fraud and each and all may be liable for the total damages. Inherent in fraud is an unjust advantage over another which injures that person or entity. It includes failing to point out a known mistake in a contract or other writing (such as a deed), or not revealing a fact which he/she has a duty to communicate, such as a survey which shows there are only 10 acres of land being purchased and not 20 as originally understood. Constructive fraud can be proved by a showing of breach of legal duty (like using the trust funds held for another in an investment in one's own business) without direct proof of fraud or fraudulent intent. Extrinsic fraud occurs when deceit is employed to keep someone from exercising a right, such as a fair trial, by hiding evidence or misleading the opposing party in a lawsuit. Since fraud is intended to employ dishonesty to deprive another of money, property or a right, it can also be a crime for which the fraudulent person(s) can be charged, tried and convicted. Borderline overreaching or taking advantage of another's naiveté involving smaller amounts is often overlooked by law enforcement, which suggests the victim seek a "civil remedy" (i.e., sue). However, increasingly fraud, which has victimized a large segment of the public (even in individually small amounts), has become the target of consumer fraud divisions in the offices of district attorneys and attorneys general.

Today, we are pleased to announce innovative actions to "reward" our shareholders and accelerate our transformation into a leading consumer-focused company. The Board of Directors has approved a Value Enhancement Plan for shareholders and a plan for the distribution of 100% of the shares of the company's automotive components and systems subsidiary, Visteon Corporation.

We believe independence for Visteon will result in it being a stronger competitor and is in the best long-term interest of both Visteon employees and Ford shareholders. In related actions, the Board has declared the June quarterly dividend and approved a plan to expand our aluminum casting operations partnership to increase focus and drive growth.

Value Enhancement Plan

Under the Value Enhancement Plan, shareholders will exchange their current Ford stock for new Ford shares plus the right to receive either $20 cash per share or the equivalent value in additional new Ford shares. The company plans to adjust its dividend so that shareholders who choose to receive stock instead of cash will receive approximately the same amount of annual dividends. This plan is subject to U.S. Securities and Exchange Commission review and shareholder approval. The record and effective dates as well as other details of the plan will be included in a proxy statement which we expect to mail in the early summer. If approved, we expect to complete the plan by the end of the summer.

Ford Declares Fourth-Quarter Dividends

DEARBORN, Mich., Oct. 12 /PRNewswire/ -- The Board of Directors of Ford Motor Company (NYSE:) today declared a fourth-quarter dividend of 30 cents a share on the company's Class B and common stock. This represents a five percent increase over the level of dividend paid in the third-quarter of 2000, adjusted for the company's recent Value Enhancement Plan.

"We continue to "reward" our shareholders," said Henry Wallace, Ford Motor Company chief financial officer. "The spin-off of Visteon, the $5.7 billion Value Enhancement Plan, the announced $5 billion stock repurchase program and now an increased dividend all demonstrate our commitment to Ford's tradition of rewarding shareholders."

The board also declared a dividend of 51.5625 cents a share on the depositary shares representing the company's Series B Cumulative Preferred Stock.

The dividend on the Series B Preferred Stock equals the quarterly amount of the annual cumulative dividend of $2.0625 per depositary share.

The fourth-quarter dividends are payable on December 1, 2000 to shareholders of record on November 1st.

SOURCE Ford Motor Company

class action

n. a lawsuit filed by one or more people on behalf of themselves and a larger group of people "who are similarly situated." Examples might include: all women who have suffered from defective contraceptive devices or breast implants, all those overcharged by a public utility during a particular period, or all those who were underpaid by an employer in violation of the Fair Labor Standards Act. If a class action is successful, a period of time is given for those who can prove they fit the class to file claims to participate in the judgment amount. Class actions are difficult and expensive to file and follow through, but the results can be helpful to people who could not afford to carry a suit alone. They can force businesses that have caused broad damage or have a "public be damned" attitude to change their practices and/or pay for damages. They often result in high fees for the winning attorneys, although often attorneys do not collect a fee at the beginning of a class action suit but might charge a contingent fee (such as one-third of the final judgment), which, occasionally, can be millions of dollars. Such fees usually require court approval.

Shareholders' Meeting

Value Enhancement Plan gets nod of approval

By Robb Mahr
Special to Ford World

Ford Motor Company shareholders overwhelmingly approved the company's Value Enhancement Plan during a special shareholders' meeting Aug. 2 in Wilmington, Del.

Just over 86 percent of the votes cast were in favor of the plan.

A total of 901,235,928 shares of Ford common stock and 70,800,728 shares of Class B stock were represented at the meeting in person or by proxy.

Chairman Bill Ford told those in attendance, "The Value Enhancement Plan is the latest in a series of innovative and unprecedented initiatives that Ford Motor Company has taken in the past year and a half to further strengthen our business and reward our shareholders.

"This is a tradition," he continued, "that has delivered total shareholder returns higher than the S&P 500 since the company went public in 1956."

During the meeting, two shareholders voiced concerns about the plan's effect on the Ford family's holdings.

Ford, speaking on behalf of his family, said, "We believe in the future of the company and want to remain as active shareholders in the company because this is what we love and what our heritage is, and this is what we believe the future is."

Another shareholder, Lillian Ospeth, speaking for herself and her sister, spoke in favor of the board-recommended VEP. She said, "We're big stockholders, and I just want to say we love the Ford Motor Company. And we have all of the confidence in the board of directors of Ford Motor Company, that they are always looking out for the interest of the stockholders."

> "The Value Enhancement Plan is the latest in a series of innovative and unprecedented initiatives that Ford Motor Company has taken."
> — Bill Ford

Under the Value Enhancement Plan, shareholders exchanged each of their old Ford common or Class B shares for a new Ford common or Class B share.

In addition, they chose one of the following options:

- $20 in cash for each share held,
- Just under three-quarters (0.748) of a share of new common stock, or
- A combination of approximately $5.40 in cash and just over half (0.546) a share of new stock.

The election results in a total of $5.7 billion in total cash distribution.

The total number of new Ford common and Class B shares outstanding is now 1.893 billion.

The VEP distributions reflect a volume-weighted average price of $46.73 for Ford stock.

false pretenses

n. the crime of knowingly making untrue statements for the purpose of obtaining money or property fraudulently. This can range from claiming zircons are diamonds and turning back the odom[illegible]r on a car, [illegible]o falsely stating that a mine has been producing gold when it has not. It is one form of theft.

Ford Motor Co. announces stock change

By DEBRA WILSON
Business Writer

Ford Motor Co. announced three new plans for its shareholders Friday morning.

They are:

- A value enhancement plan, in which shareholders would receive a half-share of stock or $20 cash per share they own.
- Visteon Corp.'s spin-off, which had been anticipated. Visteon is a parts supplier.
- A plan to include Canada's Windsor and Essex aluminum plants in an expanded venture with ALFA.

"Our shareholders' option is an initiative step. Nothing like it has ever been done on this scale before," said William Clay Ford Jr., Ford Motor Co. chairman. "It rewards every shareholder and it gives them choices, as opposed to all the other opportunities that we looked at."

The value enhancement plan has Ford shareholders exchanging current Ford common and Class B shares for new ones, plus either $20 per share or new Ford shares worth $20 (half of a share).

For example, a Ford share is worth $60; that share is now worth $40, giving the shareholder one of two options. If the shareholder takes the cash option, they'll have the $40 share, plus $20 in cash (totaling $60). If they take the share option, they'll have the $40 share, plus another $20 half-share.

Ford has set aside $10 billion cash for the buyout.

"Any shareholder who takes the share option is increasing his economic interest in Ford Motor Co.," Jacques Nasser, Ford chief executive officer and president, said.

"It's a creative structure which gives shareholders a choice so they can get increased shares in the Ford Motor Co. It provides liquidity to Ford shareholders."

The plan is structured so it will be taxed as a capital gains tax, not as ordinary income, he added.

Nasser said despite the cash used in this plan, Ford still has enough flexibility and cash available for business.

In terms of Visteon's independence, Ford will distribute its 100 percent interest in Visteon to Ford common and Class B shareholders. This will take place once the value enhancement plan has been completed, probably by mid- to late-summer.

The amount of stock shareholders receive will be based on the total number of Ford shares outstanding on the distribution record date. They will have the option of keeping the stock or selling it.

"I've always said the strength of Visteon will help Ford and the strength of Ford will help Visteon," Nasser said. "We

deceit

n. dishonesty, fraudulent conduct, false statements made knowing them to be untrue, by which the liar intends to deceive party receiving the statements and expects the party to believe and rely on them. This is a civil wrong (tort) giving rise to the rig of a person to sue the deceiver if he/she reasonably relied on such dishonesty to the point of his/her injury.

deception

n. the act of misleading another through intentionally false statements or fraudulent actions.

fraud

n. the intentional use of deceit, a trick or some dishonest means to deprive another of his/her/its money, property or a legal right. party who has lost something due to fraud is entitled to file a lawsuit for damages against the party acting fraudulently, and th damages may include punitive damages as a punishment or public example due to the malicious nature of the fraud. Quite often there are several persons involved in a scheme to commit fraud and each and all may be liable for the total damages. Inherent in fraud is an unjust advantage over another which injures that person or entity. It includes failing to point out a known mistake in a contract or other writing (such as a deed), c not revealing a fact which he/she has a duty to communicate, such as a survey which shows there are only 10 acres of land being purchased and not 20 as originally understood. Constructive fraud can be proved by a showing of breach of leg duty (like using the trust funds held for another in an investmen in one's own business) without direct proof of fraud or frauduler intent. Extrinsic fraud occurs when deceit is employed to keep someone from exercising a right, such as a fair trial, by hiding evidence or misleading the opposing party in a lawsuit. Since fraud is intended to employ dishonesty to deprive another of money, property or a right, it can also be a crime for which the fraudulent person(s) can be charged, tried and convicted. Borderline overreaching or taking advantage of another's naive involving smaller amounts is often overlooked by law enforcement, which suggests the victim seek a "civil remedy" (i. sue). However, increasingly fraud, which has victimized a large segment of the public (even in individually small amounts), has become the target of consumer fraud divisions in the offices of district attorneys and attorneys general.

fraud in the inducement

n. the use of deceit or trick to cause someone to act to his/her disadvantage, such as signing an agreement or deeding away real property. The heart of this type of fraud is misleading the other party as to the facts upon which he/she will base his/her decision to act. Example: "there will be tax advantages to you if you let me take title to your property," or "you don't have to reac the rest of the contract-it is just routine legal language" but actually includes a balloon payment.

MONDAY, APRIL 17, 2000

The Trader, Part 2

Ford Motor's surprise announcement Friday morning that it plans to distribute as much as $10 billion in cash to its shareholders in a complex recapitalization plan that also includes a spinoff to holders of the company's Visteon autoparts business provided a brief boost to Ford shares at the opening of trading Friday. But they then fell victim to the market selloff, losing 2 3/16 to 52 1/4 .

* One apparent winner from the deal is the Ford family, which is expected to take the stock option in the recapitalization. Following the deal, the family will retain its controlling 40% vote in company matters via its special Class B stock and get additional ordinary Ford stock that the family can monetize when needed without threatening its voting control.

deception

n. the act of misleading another through intentionally false statements or fraudulent actions.

fraud

n. the intentional use of deceit, a trick or some dishonest means to deprive another of his/her/its money, property or a legal right. A party who has lost something due to fraud is entitled to file a lawsuit for damages against the party acting fraudulently, and the damages may include punitive damages as a punishment or public example due to the malicious nature of the fraud. Quite often there are several persons involved in a scheme to commit fraud and each and all may be liable for the total damages. Inherent in fraud is an unjust advantage over another which injures that person or entity. It includes failing to point out a known mistake in a contract or other writing (such as a deed), or not revealing a fact which he/she has a duty to communicate, such as a survey which shows there are only 10 acres of land being purchased and not 20 as originally understood. Constructive fraud can be proved by a showing of breach of legal duty (like using the trust funds held for another in an investment in one's own business) without direct proof of fraud or fraudulent intent. Extrinsic fraud occurs when deceit is employed to keep someone from exercising a right, such as a fair trial, by hiding evidence or misleading the opposing party in a lawsuit. Since fraud is intended to employ dishonesty to deprive another of money, property or a right, it can also be a crime for which the fraudulent person(s) can be charged, tried and convicted. Borderline overreaching or taking advantage of another's naiveté involving smaller amounts is often overlooked by law enforcement, which suggests the victim seek a "civil remedy" (i.e., sue). However, increasingly fraud, which has victimized a large segment of the public (even in individually small amounts), has become the target of consumer fraud divisions in the offices of district attorneys and attorneys general.

deceit

n. dishonesty, fraudulent conduct, false statements made knowing them to be untrue, by which the liar intends to deceive a party receiving the statements and expects the party to believe and rely on them. This is a civil wrong (tort) giving rise to the right of a person to sue the deceiver if he/she reasonably relied on such dishonesty to the point of his/her injury.

full disclosure

n. the need in business transactions to tell the "whole truth" about any matter which the other party should know in deciding to buy or contract. In real estate sales in many states there is a full disclosure form which must be filled out and signed under penalty of perjury for knowingly falsifying or concealing any significant fact.

fraud in the inducement

n. the use of deceit or trick to cause someone to act to his/her disadvantage, such as signing an agreement or deeding away real property. The heart of this type of fraud is misleading the other party as to the facts upon which he/she will base his/her decision to act. Example: "there will be tax advantages to you if you let me take title to your property," or "you don't have to read the rest of the contract-it is just routine legal language" but actually includes a balloon payment.

false pretenses

n. the crime of knowingly making untrue statements for the purpose of obtaining money or property fraudulently. This can range from claiming zircons are diamonds and turning back the odometer on a car, to falsely stating that a mine has been producing gold when it has not. It is one form of theft.

misrepresentation

n. the crime of misstating facts to obtain money, goods or benefits of another to which the accused is not entitled. Examples: a person a) falsely claims to represent a charity to obtain a donation which he/she keeps; b) says a painting is a genuine Jackson Pollock when it is a fake and thus is able to sell it for a

Ford Family Gets More Control
A $10 billion plan that puts Ford in the driver's seat, sharewise.
by Michael Strong (2000-07-24)

Ford Motor Co.'s $10 billion recapitalization plan to increase shareholder value does little to increase the value of the company, but does cement the Ford family's power base, according to critics of the plan.

TIAA-CREF, a New York City financial services firm, owns 8.4 million shares of Ford stock, and the California Public Employees' Retirement System (Calpers), which has 6.5 million shares, have already said they will vote against the plan. Ford has about 1.2 billion shares outstanding.

Both claim the company's Value Enhancement Plan (VEP) allows the Ford family to retain its 40 percent voting share in the company, while decreasing its overall ownership in the company or just the opposite: To increase its ownership in the company without having to make any real investment in it.

"We are disappointed that the board of directors of Ford Motor Co. has structured the plan in a way that benefits Ford family interests at the expense of public shareholders," said Peter Clapman, TIAA-CREF senior vice president and chief counsel of investments, in a released statement.

Institutional Shareholder Services (ISS), an adviser to large investors, came out against the value enhancement plan on July 19. The ISS statement emerged one day after New York State Comptroller Carl McCall sent Ford chairman William Clay Ford Jr. a letter registering his opposition. The state's retirement fund has 3.7 million Ford shares worth some $170 million, according to a report in Reuters.

Ford calls VEP kosher

Ford CFO Henry Wallace said he felt the VEP "provides the greatest benefit and the greatest flexibility to the greatest number of Ford stockholders in a manner that is fair to all." *

* He expounded upon the opposition to the plan later: "From our standpoint, it's a very tax-efficient, good program for our shareholders," Wallace said at a July 19 news conference for the company's second-quarter earnings release. "It's disappointing that some people have a small concern, but it is a small concern."

The plan, which has three options, came about as a result of the board's decision to give back some of the $25 billion in cash reserves to investors. The company had several options before them: A stock buyback, a stock split [illegible] company elected to give the money out as part of a [illegible]

full disclosure
n. the need in business transactions to tell the "whole truth" about any matter which the other party should know in deciding to buy or contract. In real estate sales in many states there is a full disclosure form which must be filled out and signed under penalty of perjury for knowingly falsifying or concealing any significant fact.

fraud in the inducement
n. the use of deceit or trick to cause someone to act to his/her disadvantage, such as signing an agreement or deeding away real property. The heart of this type of fraud is misleading the other party as to the facts upon which he/she will base his/her decision to act. Example: "there will be tax advantages to you if you let me take title to your property," or "you don't have to read the rest of the contract-it is just routine legal language" but actually includes a balloon payment.

The Ford family has basically said they'll take the second option, which will increase its stake in the company. Currently, Fords own 72 million shares of special Class B stock. The protestors can complain all they want, and many will vote against the plan on Aug. 2, but

deceit
n. dishonesty, fraudulent conduct, false statements made knowing them to be untrue, by which the liar intends to deceive a party receiving the statements and expects the party to believe and rely on them. This is a civil wrong (tort) giving rise to the right of a person to sue the deceiver if he/she reasonably relied on such dishonesty to the point of his/her injury.

Between 1996 and 2003, Ford reportedly paid Goldman more than $90 million in according to media reports at the time, handling numerous transactions, including tl and sale of precious metals like palladium.

In 1999, Bill Ford bought 400,000 shares in Goldman Sachs Group Inc.'s initial p offering. After questions arose about possible conflicts of interest, Ford sold his stal donated the profits to charity. In 2004, the company settled a shareholders lawsuit, : pay $13.4 million to settle the matter, with $10 million going to into a charitable tru

You can reach David Shepardson at (202) 662-8735 or dshepardson@detnews.c

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Rule 14a-9 -- False or Misleading Statements

a. No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

b. The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Rule 14c-6 -- False or Misleading Statements

a. No information statement shall contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the same meeting or subject matter which has become false or misleading.

b. The fact that an information statement has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Rule 15c1-2 -- Fraud and Misrepresentation

a. The term "manipulative, deceptive, or other fraudulent device or contrivance," as used in Section of the Act, is hereby defined to include any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.
b. The term "manipulative, deceptive, or other fraudulent device or contrivance," as used in Section of the Act, is hereby defined to include any untrue statement of a material fact and any omission to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, which statement or omission is made with knowledge or reasonable grounds to believe that it is untrue or misleading.
c. The scope of this section shall not be limited by any specific definitions of the term "manipulative, deceptive, or other fraudulent device or contrivance" contained in other rules adopted pursuant to) of the Act.

Securities Lawyer's Deskbook


College of La

UNIVERSITY OF Cincinna

Section 32 -- Penalties

a. **Willful violations; false and misleading statements**

Any person who willfully violates any provision of this title (other than), or any rule or regulation thereunder the violation of which is made unlawful or the observance of which is required under the terms of this title, or any person who willfully and knowingly makes, or causes to be made, any statement in any application, report, or document required to be filed under this title or any rule or regulation thereunder or any undertaking contained in a registration statement as provided in of section 15, or by any self-regulatory organization in connection with an application for membership or participation therein or to become associated with a member thereof, which statement was false or misleading with respect to any material fact, shall upon conviction be fined not more than $5,000,000, or imprisoned not more than 20 years, or both, except that when such person is a person other than a natural person, a fine not exceeding $25,000,000 may be imposed; but no person shall be subject to imprisonment under this section for the violation of any rule or regulation if he proves that he had no knowledge of such rule or regulation.

b. **Failure to file information, documents, or reports**

Any issuer which fails to file information, documents, or reports required to be filed under subsection (d) of section 15 or any rule or regulation thereunder shall forfeit to the United States the sum of $100 for each and every day such failure to file shall continue. Such forfeiture, which shall be in lieu of any criminal penalty for such failure to file which might be deemed to arise under subsection (a) of this section, shall be payable into the Treasury of the United States and shall be recoverable in a civil suit in the name of the United States.

c. **Violations by issuers, officers, directors, stockholders, employees, or agents of**

Securities Lawyer's Deskbook

UNIVERSITY OF Cincinna


College of La

Section 11 -- Civil Liabilities on Account of False Registration Statement

a. **Persons possessing cause of action; persons liable**

In case any part of the registration statement, when such part became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring such security (unless it is proved that at the time of such acquisition he knew of such untruth or omission) may, either at law or in equity, in any court of competent jurisdiction, sue--

1. every person who signed the registration statement;
2. every person who was a director of (or person performing similar functions) or partner in the issuer at the time of the filing of the part of the registration statement with respect to which his liability is asserted;
3. every person who, with his consent, is named in the registration statement as being or about to become a director, person performing similar functions, or partner;
4. every accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, who has with his consent been named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report, or valuation, which purports to have been prepared or certified by him;
5. every underwriter with respect to such security.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 12, 2007

The proposal requires the board to appoint an independent legal advisory commission to investigate "Security Law violations associated with VEP."

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ford relies.

Sincerely,

Ted Yu
Special Counsel

END